Exhibit 99.1

FIRST QUARTER REPORT 2010 APRIL 28, 2010 Based on US GAAP and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, and mine statistics please see the Company’s website, www.barrick.com.
Barrick Reports Q1 2010 Financial and Operating Results
Highlights
•	Reported Q1 net income was a record $758 million ($0.77 per share). Adjusted Q1 net income rose 149% to $741 million ($0.75 per share)[1] from $298 million ($0.34 per share) in Q1 2009, reflecting higher production and sales in conjunction with lower total cash costs and higher realized prices for both gold and copper. Operating cash flow more than tripled to a record $1.05 billion from $349 million in the same prior year period.

•	Q1 gold production was up 19% to 2.08 million ounces at total cash costs of $442 per ounce or net cash costs of $342 per ounce[1], which were $42 per ounce and $62 per ounce below prior year period total cash costs and net cash costs, respectively. The Company is on track with its guidance to increase production in 2010 to 7.6-8.0 million ounces at lower total cash costs of $425-$455 per ounce or net cash costs of $345-$375 per ounce[2].

•	The Cortez Hills project was completed during the quarter on time and budget and contributed strongly to Q1 results. The entire Cortez property continues to be on track to achieve its original production guidance of 1.08-1.12 million ounces of gold in 2010 at total cash costs of $295-$315 per ounce. In mid-April, the U.S. District Court issued a decision allowing mining to continue at Cortez Hills (subject to certain restrictions on ore transportation and dewatering) pending completion of a Supplemental Environmental Impact Statement. The Company anticipates a Record of Decision will be issued by the Bureau of Land Management by year-end, at which point it is expected that the operation will revert to its original scope.

•	Construction of the Pueblo Viejo and Pascua-Lama projects is on schedule and expected to be in line with their respective pre-production capital budgets. At full capacity and combined with Cortez Hills, these projects are forecast to contribute about 2.4 million ounces[3] of annual production at low cash costs.

•	Barrick completed its acquisition of an additional 25% interest in the Cerro Casale project in Chile during the quarter for consideration of approximately $474 million and now owns a 75% interest in and has control of one of the world’s largest undeveloped gold-copper deposits.

•	The initial public offering for African Barrick Gold plc (“ABG”), which holds Barrick’s previously held African gold mining operations and exploration properties, closed in March and the shares of ABG were admitted to trading on the London Stock Exchange’s main market for listed securities. Total net proceeds of the offering were $882 million. Barrick currently holds an approximate 74% interest in ABG.

•	Barrick continues to maintain a strong financial position and the industry’s only ‘A’ credit rating with quarter-end cash of $3.5 billion, an undrawn credit facility of $1.5 billion, robust operating cash flow and excellent access to debt markets.
Q1 production of 2.08 million ounces of gold was 19% higher at total cash costs of $442 per ounce which were 9% or $42 per ounce lower than the same prior year period, primarily due to strong performances from Lagunas Norte, Veladero and Cortez Hills. Net cash costs of $342 per ounce were 15% or $62 per ounce below the prior year period. The realized gold price for the quarter was $1,114

[1]	Adjusted net income, total cash costs per ounce, and net cash costs per ounce are non-GAAP financial measures. See pages 32-37 of Barrick’s First Quarter 2010 Report.

[2]	Based on a copper price assumption of $3.25 per pound.

[3]	2.4 million ounces of production is based on the estimated cumulative average annual production in the first full 5 years once all are at full capacity, with the Cortez Complex including Pipeline.

BARRICK FIRST QUARTER 2010	PRESS RELEASE

per ounce4, $5 per ounce above the average spot price of $1,109 per ounce. Cash margins increased to 60% or $672 per ounce4 from 47% or $431 per ounce in Q1 2009. Net cash margins increased to 69% or $772 per ounce4 from 56% or $511 per ounce in the same prior year period.
     Q1 adjusted net income rose 149% to $741 million ($0.75 per share), reflecting higher production and sales in conjunction with lower total cash costs and higher realized prices for both gold and copper, compared to adjusted net income of $298 million ($0.34 per share) in Q1 2009. Reported Q1 net income of $758 million ($0.77 per share) before net adjustments of $17 million was a Company record. Q1 operating cash flow more than tripled to a record $1.05 billion compared to $0.35 billion in the same period a year ago.
     “We had a good start to the year with our operations performing well, and when combined with higher metal prices, the result was record earnings and operating cash flow for the quarter,” said Aaron Regent, Barrick’s President and CEO. “We are particularly pleased with the performance of our Cortez property. The Cortez Hills project was completed on time and budget, and the recent decision of the District Court in Nevada will allow it to continue operating. Cortez Hills is an impressive deposit and in 2010 the Cortez property will produce about 1.1 million ounces of gold at total cash costs of about $300 per ounce. We are also on track with the development of the other projects in our pipeline.”
PRODUCTION AND COSTS
The North America region performed ahead of expectations in Q1, producing 0.73 million ounces at total cash costs of $519 per ounce on strong performances from Cortez and Goldstrike. The Cortez operation was ahead of plan with production of 0.28 million ounces at total cash costs of $346 per ounce on better than expected grades from Cortez Hills and Pipeline.
     The Cortez Hills project was completed during the quarter in line with its $500 million preproduction capital budget, and is the seventh mine in five years which Barrick has delivered on time. The Cortez property is on track to meet original full year 2010 guidance of 1.08-1.12 million ounces at total cash costs of $295-$315 per ounce following a U.S. District Court decision allowing mining to continue while the Bureau of Land Management (BLM) completes a Supplemental Environmental Impact Study (SEIS) incorporating further study on three aspects identified in a 2009 ruling by the United States 9th Circuit Court of Appeals. As the Company proposed in its request for a tailored injunction, Barrick will not ship a portion of Cortez Hills ore off site for processing while the SEIS is prepared and made available for public comment. Mine dewatering during this period will also be limited to rates and volumes allowed under permits granted prior to the 2008 approval of the project. The third aspect of the SEIS concerns new modeling protocols that evolved while the Cortez Hills case was in litigation which the BLM will apply in assessing PM (particulate matter) 2.5 emissions. Barrick expects completion of the SEIS and a Record of Decision by the BLM to be issued by year-end, at which point the operation is expected to revert to its original scope.
     The Goldstrike operation also performed ahead of expectations, contributing 0.28 million ounces at total cash costs of $581 per ounce on better than expected open pit and underground grades, and higher roaster throughput.
     The South American business unit produced 0.66 million ounces at total cash costs of $200 per ounce in Q1. The Lagunas Norte mine exceeded plan, producing 0.33 million ounces at total cash costs of $147 per ounce on recovery of higher grade leach pad inventory. The Veladero mine produced 0.27 million ounces at total cash costs of $247 per ounce, reflecting mining of higher grades and the positive impact of the crusher expansion which reached full capacity of 85,000 tons per day in March.
     The Australia Pacific business unit contributed production of 0.51 million ounces at total cash costs of $598 per ounce in Q1. The Porgera mine performed on plan with production of 0.15 million ounces at total cash costs of $493 per ounce.
     Production from African Barrick Gold plc in Q1 was 0.18 million ounces at total cash costs of $616 per ounce5 as the Buzwagi mine worked through an area of transition ore. ABG is on track with its

[4]	Realized price, cash margins and net cash margins are non-GAAP financial measures. See pages 32-37 of Barrick’s First Quarter 2010 Report.

[5]	US GAAP basis. ABG reports under an IFRS basis.

BARRICK FIRST QUARTER 2010	PRESS RELEASE

previously announced full year guidance of 800,000-850,000 ounces (100% basis) of which 650,000-690,000 ounces is expected to be attributable to Barrick at total cash costs of $500-$550 per ounce5.
     Barrick expects to meet its full year copper production guidance of 340-365 million pounds at total cash costs of $1.10-$1.20 per pound. Q1 copper production was 100 million pounds at total cash costs of $1.05 per pound, which were 20% lower than the prior year period. The Company realized a copper price of $3.29 per pound in Q1, in line with the average spot price.
     Utilizing option collar strategies, the Company has put in place floor protection on approximately 75% of expected copper production for the remainder of 2010 at an average price of $2.18 per pound and can fully participate in copper price upside on approximately 95% of expected remaining 2010 copper production to a maximum average price of $3.67 per pound. Approximately one-third of expected 2011 production is hedged through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.14 per pound.
     Barrick’s production base is underpinned by the industry’s largest, fully unhedged gold reserves of 139.8 million ounces, plus measured and indicated gold resources of 61.8 million ounces and inferred gold resources of 31.6 million ounces6.
PROJECTS UPDATE
Barrick’s two projects in construction remain on schedule and in line with their respective capital budgets.
     The Pueblo Viejo project in the Dominican Republic is advancing on schedule and in line with its $3.0 billion pre-production capital budget (100% basis), with overall construction nearly 20% complete and initial production anticipated in the fourth quarter of 2011. At the end of the first quarter, approximately two-thirds of the capital had been committed and engineering and procurement by major EPCM contractors was over 90% complete. Significant long lead time items such as the autoclaves and oxygen plant are on schedule, site preparation earthworks are essentially complete, and about 57,300 cubic meters of concrete or about 40% of the total have been poured. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $250-$275 per ounce7.
     The Company is pleased to announce the signing of $1.035 billion (100%) in non-recourse8 project financing for Pueblo Viejo subsequent to quarter end. The lending syndicate is comprised of international financial institutions including export credit agencies and commercial banks. The amount is divided into two tranches of $775 million and $260 million with tenors of 15 and 12 years, respectively, at attractive rates.
     At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering is approximately 95% complete and the project is on track to enter production in the first quarter of 2013. In Chile, the Barriales camp is about 50% complete, the crusher and workshop platforms have been cleared and mobilization of the tunneling contractor is moving ahead with access to the portal established. On the Argentina side, modules for the Amarillos camp are being fabricated off site and the early earthworks contractor has mobilized to site. The project remains in line with its pre-production capital budget of $2.8-$3.0 billion with approximately one-third of the capital committed. Average annual gold production is expected to be 750,000-800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce9 assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.
     At the Cerro Casale project in Chile, the selection process is underway for an EPCM contractor to advance basic engineering. Preproduction capital is expected to be about $4.2 billion (100% basis) and Barrick’s 75% share of average annual production is anticipated to be

[6]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 23 to 33 of Barrick’s 2009 Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

[7]	Based on gold price and oil price assumptions of $950 per ounce and $75 per barrel, respectively.

[8]	Subject to Pueblo Viejo meeting certain completion tests.

[9]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $12 per ounce, $950 per ounce, $75 per barrel, respectively.

BARRICK FIRST QUARTER 2010	PRESS RELEASE

about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first full five years of operation at total cash costs of about $240-$260 per ounce10 assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period.
CORPORATE DEVELOPMENT
Barrick completed its acquisition of an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation (“Kinross”) and now owns a 75% interest in and has control of one of the world’s largest undeveloped gold-copper deposits. The Company acquired the additional 25% interest in the Cerro Casale project for consideration of approximately $474 million, comprised of $454 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision.
     The initial public offering for ABG closed in March and its shares were admitted to trading on the London Stock Exchange’s main market for listed securities. On April 12, 2010, the overallotment option was partially exercised in respect of 5.8 million shares for net proceeds of $48 million to ABG, bringing total net proceeds of the offering to $882 million. Barrick currently holds a 73.9% equity interest in ABG.
FINANCIAL POSITION
At March 31, 2010, Barrick had the gold industry’s highest credit rating, a cash balance of $3.5 billion, a $1.5 billion undrawn credit facility, and a net debt to total capitalization ratio of approximately 0.14. The Company is positioned to generate significant operating cash flow in 2010 in what is expected to be a positive gold price environment.
* * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[10]	Based on gold price, copper price, and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.

BARRICK FIRST QUARTER 2010	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended
(in United States dollars)	March 31,
(Unaudited)	2010	2009

Operating Results
Gold production (thousands of ounces)[1]	2,084	1,755
Gold sold (thousands of ounces)[1]	2,073	1,714
Per ounce data
Average spot gold price	$1,109	$908
Average realized gold price[2]	$1,114	$915
Net cash costs[5]	342	404
Total cash costs[3]	442	484
Amortization and other[4]	122	111
Copper credits	100	80
Total production costs	564	595
Copper production (millions of pounds)	100	95
Copper sold (millions of pounds)	93	86
Per pound data
Average spot copper price	$3.29	$1.56
Average realized copper price[2]	3.29	2.93
Total cash costs[3]	1.05	1.32
Amortization and other[4]	0.20	0.24
Total production costs	1.25	1.56

Financial Results (millions)
Sales	$2,561	$1,775
Net income	758	371
Adjusted net income[6]	741	298
Operating cash flow	1,051	349
Adjusted operating cash flow[7]	1,051	349
Per Share Data (dollars)
Net income (basic)	0.77	0.42
Adjusted net income (basic)[6]	0.75	0.34
Net income (diluted)	0.76	0.42
Weighted average basic common shares (millions)	984	873
Weighted average diluted common shares (millions)[8]	996	885

	As at	As at
	March 31,	December 31,
	2010	2009

Financial Position (millions)
Cash and equivalents	$3,468	$2,564
Non-cash working capital	591	655
Debt[9]	6,999	6,982
Equity	17,771	15,547

[1]	Production includes equity gold ounces in Highland Gold.

[2]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 36 of the Company’s MD&A.

[3]	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 33 of the Company’s MD&A.

[4]	Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[5]	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 33 of the Company’s MD&A.

[6]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 32 of the Company’s MD&A.

[7]	Adjusted operating cash flow is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 33 of the Company’s MD&A.

[8]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[9]	Debt includes the current and long term portions of our outstanding debt instruments (2010: $6,344, 2009: $6,335) as well as the remaining settlement obligation attributable to the gold sales contracts (2010: $655, 2009: $647).

BARRICK FIRST QUARTER 2010	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs
	(attributable ounces) (000’s)		(US$/oz)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2010	2009	2010	2009

North America [1]	729	735	$519	$498
South America	659	396	200	291
Australia Pacific	512	489	598	610
African Barrick Gold	177	127	616	561
Other	7	8	494	494

Total	2,084	1,755	$442	$484

	Copper Production		Total Cash Costs
	(attributable pounds) (Millions)		(US$/lb)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2010	2009	2010	2009

South America	80	75	$1.05	$1.30
Australia Pacific	20	20	1.06	1.48

Total	100	95	$1.05	$1.32

	Total Gold Production Costs
	(US$/oz)
	Three months ended
	March 31,
(Unaudited)	2010	2009

Direct mining costs at market foreign exchange rates	$430	$413
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	(11)	45
Adjustments to direct mining costs[3]	(5)	1
By-product credits	(15)	(8)
Copper credits	(100)	(80)

Cash operating costs, net basis	299	371
Royalties	34	27
Production taxes	9	6

Net cash costs[2]	342	404
Copper credits	100	80

Total cash costs[2]	442	484
Amortization	117	112
Adjustments to direct mining costs[3]	5	(1)

Total production costs	$564	$595

	Total Copper Production Costs
	(US$/lb)
	Three months ended
	March 31,
(Unaudited)	2010	2009

Cash operating costs	$1.03	$1.32
Royalties	0.02	—

Total cash costs[2]	1.05	1.32
Amortization	0.20	0.24

Total production costs	$1.25	$1.56

[1]	Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards and Barrick’s share of Hemlo total cash costs increased to 100% effective May 1, 2009.

[2]	Total cash costs and net cash costs are non-GAAP financial measures with no standard meaning under US GAAP. See page 33 of the Company’s MD&A.

[3]	Represents unrealized losses on non-hedge currency and commodity contracts and the impact of Barrick Energy.

BARRICK FIRST QUARTER 2010	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2010, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of April 27, 2010, is intended to supplement and complement the unaudited interim Consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three month period ended March 31, 2010 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 38 to 41. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2009, the related annual MD&A included in the 2009 Annual Report, and the most recent Form 40F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, British pound, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
CONTENTS

2010 FIRST QUARTER AT A GLANCE	9
2010 OUTLOOK AND RECENT DEVELOPMENTS	11
MARKET AND OPERATIONAL OVERVIEW	12
OPERATING SEGMENTS REVIEW	15
REVIEW OF SIGNIFICANT INCOME AND EXPENSES	20
FINANCIAL CONDITION REVIEW	22
QUARTERLY INFORMATION	28
US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES	28
NON-GAAP FINANCIAL PERFORMANCE MEASURES	32

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 FIRST QUARTER AT A GLANCE
Financial and Operational Results1

	For the three months ended March 31
($ millions, except per share, per ounce/pound data in dollars)	2010	2009	$ Change	% Change

Revenues	$2,636	$1,827	809	44%
Net income	758	371	387	104%
Per share[2]	0.77	0.42	0.35	83%
Adjusted net income[3]	741	298	443	149%
Per share[2]	0.75	0.34	0.41	121%
EBITDA[3]	1,410	655	755	115%
Operating cash flow	1,051	349	702	201%
Capital expenditures — minesite sustaining[4]	185	137	48	35%
Capital expenditures — minesite expansionary[4]	22	6	16	267%
Capital expenditures — projects[4]	$297	$226	71	31%

Total assets	29,523	27,075	2,448	9%

Total liabilities	$11,752	$11,528	224	2%

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	Calculated using weighted average number of shares outstanding under the basic method.

[3]	Adjusted net income and EBITDA are non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 32 and page 35 of this MD&A.

[4]	Amount presented is on a cash basis and projects amount reflects our equity share of capital expenditures on our advanced projects. For a detailed reconciliation and further discussion, please see page 24 of this MD&A.
•	In first quarter 2010, net income was $758 million, up 104% from first quarter 2009.

•	EPS for first quarter 2010 was a Company record $0.77 per share, compared to the $0.42 recorded in the same prior year period.

•	First quarter 2010 EPS includes the impact of the issuance of 109 million common shares in third quarter 2009, representing a 12% increase in common shares outstanding with a corresponding dilutive impact on our EPS.

•	The increase in both net income and EPS were primarily driven by higher gold and copper prices, higher gold sales volumes and lower gold cash costs. These increases were partially offset by higher amortization, higher income tax expense and higher interest expense as a result of debt issuances in 2009.

•	Adjusted net income was $741 million for first quarter 2010. Significant adjusting items in 2010 consisted of a $13 million foreign currency translation loss primarily related to working capital balances in our Australia Pacific and South American regional business units, and a gain of $23 million related to the remeasurement of our previous interest in Cerro Casale.

•	EBITDA was $1,410 million for first quarter 2010, a 115% increase over the prior year period. EBITDA growth reflected higher sales volumes and higher realized prices and lower total cash costs.

•	Factors that resulted in higher EBITDA also resulted in higher operating cash flow in the first quarter, which was a record $1,051 million compared to $349 million in the same prior year period.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Operating and Financial Statistics

	Gold		Copper
For the three months ended March 31	2010	2009	2010	2009

Production (000s oz/millions of lbs)[1]	2,084	1,755	100	95
Sales[2]
‘000s oz/millions lbs	2,073	1,714	93	86
$ millions	$2,301	$1,569	$311	$247
Market price[3]	1,109	908	3.29	1.56
Realized price[3,4]	1,114	915	3.29	2.93
Cost of sales ($ millions)	930	831	98	115

Total cash costs[1,3,5]	442	484	$1.05	$1.32

Net cash costs[1,3,5]	$342	$404

[1]	Reflects our equity share of production.

[2]	Gold sales ($ millions) reflect our equity share of sales.

[3]	Per ounce/pound weiqhted average.

[4]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 36 of this MD&A.

[5]	Total cash costs and net cash costs are a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 33 of this MD&A.
•	In first quarter 2010, total revenues of $2.6 billion were up 44% compared to the same prior year period, primarily due to higher realized gold and copper prices and an increase in gold and copper sales volumes.

•	Realized gold prices of $1,114 per ounce in first quarter 2010 were $199 per ounce higher than in the prior year period primarily due to the rise in market prices. Realized copper prices were up 12% in the first quarter 2010 compared to the same prior year period.

•	Cost of sales attributable to gold was $930 million for the first quarter 2010, an increase of 12% over the comparable prior year period. Increase in cost of sales was primarily due to an increase in gold sales volumes, partially offset by lower per ounce production costs. We continue to expect to meet our cost of sales guidance of $3.4 billion to $3.8 billion in 2010.

•	Net cash costs per ounce were 15% lower in the quarter compared to the same prior year period. This decrease reflects the impact of higher production at Lagunas Norte, our lowest cost mine, and higher production at significantly lower total cash costs at Veladero due to higher grades and lower operating costs resulting from the crusher circuit expansion in the second half of 2009 and the overland conveyor in the first quarter of 2010, respectively. Net cash costs also benefitted from net realized gains on our currency hedge positions, as well as the impact of significantly higher copper credits. We continue to expect to meet our net cash costs guidance of $345 to $375 per ounce in 2010.

•	Total cash costs per ounce were 9% lower in this quarter compared to the same prior year period. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of copper credits in the period. We continue to expect to meet our full year guidance for total cash costs of $425 to $455 per ounce in 2010.

•	In first quarter 2010, cost of sales attributable to copper decreased by $17 million or 15% compared to the same prior year period. Total cash costs per pound were 20% lower in the first quarter compared to the same prior year period. These decreases reflect lower costs at Osborne due to operating and maintenance cost savings initiatives and at Zaldívar due to lower sulphuric acid prices. We continue to expect to meet our full year guidance for cost of sales of about $440 million to $460 million and total cash costs per pound of $1.10 to $1.20 in 2010.

•	Net cash margins for gold in first quarter 2010 were 51% higher than the same prior year period, as we experienced higher realized prices and lower net cash costs.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR 2010 OUTLOOK1

2010E

Gold
Production (millions of ounces)	7.6 - 8.0
Cost of Sales	3,400 - 3,800
Net cash costs ($ per ounce)[2]	345 - 375
Total cash costs ($ per ounce)	425 - 455
Amortization ($ per ounce)	130 - 135

Copper
Production (millions of pounds)	340 - 365
Cost of sales	440 - 460
Total cash costs ($ per pound)	1.10 - 1.20
Amortization ($ per pound)	0.20 - 0.25
Other amortization and accretion	125

Corporate administration	155
Exploration expense	170 - 180
Project expense, net (including equity)[3]	210 - 230
Other expense[4]	300 - 320
Interest income	15
Interest expense[5]	180 - 200
Capital expenditures — minesite sustaining	1,000 - 1,200
Capital expenditures — minesite expansion	225 - 275
Capital expenditures — projects[6]	1,600 - 1,800
Effective income tax rate	30%

[1]	The amounts presented in this table include the results of discontinued operations. Our latest 2010E is consistent with our previously announced guidance except as noted below.

[2]	Assuming a copper price of $3.25 per pound.

[3]	Represents Barrick’s share of expenditures.

[4]	Guidance has been increased from $280 - $300 million principally due to currency translation losses recorded in the first quarter

[5]	Guidance has been decreased from $190 - $220 million principally due to a change in timing for project financing from first quarter 2010 to second quarter 2010.

[6]	Represents Barrick’s share of expenditures including capitalized interest of about $250 million in 2010 (2009: $257 million).
RECENT DEVELOPMENTS
IPO of African Gold Mining Operations
In February 2010, our Board of Directors approved a plan to create African Barrick Gold plc (“ABG”) and to offer about 25% of its equity in an initial public offering (“IPO”) on the London Stock Exchange. ABG holds Barrick’s previously held African gold mines and exploration properties. On March 24, 2010, the initial public offering for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. The net proceeds from the IPO of approximately $834 million were paid to Barrick. In April 2010, the over-allotment option was partially exercised representing a 1.1% dilution of our interest in ABG, resulting in reduction of Barrick’s holding in ABG to 73.9%.
As Barrick has retained a controlling financial interest in ABG, we will continue to consolidate ABG and account for the disposition of 25% interest as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value have been recorded as paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.
In March 2010, ABG made an off market takeover bid for Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $75 million. The offer period expired on April 27, 2010. The offer was declared unconditional, and is expected to close in second quarter 2010, subject to certain closing conditions, Tusker’s board of directors have unanimously recommended that Tusker shareholders accept the unconditional offer, and to date, a significant majority of shareholders have accepted. Tusker holds the other 49% interest in ABG’s Nyanzaga joint venture in Tanzania, as well as certain other exploration interests in Tanzania. Upon completion of the takeover bid, ABG will hold 100% of the Nyanzaga joint venture.
Acquisition of Additional 25% Interest in Cerro Casale
In February 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million. In addition, a $20 million contingent obligation was eliminated which was payable by Kinross to Barrick on a construction decision. On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale thereby increasing our interest in the project to 75% and obtaining control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010. The acquisition of the additional 25% interest has been accounted for as an acquisition of assets within a Variable Interest Entity (“VIE”) and no goodwill was recognized. As a result of becoming the primary beneficiary of the VIE, we have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $23 million. In addition, a 25% non-controlling interest has been recorded based on the outside shareholders’ share of the fair value of net assets. The principal areas outstanding are the valuation of the water rights and the

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

determination of deferred tax effects of the purchase price allocation, which will be finalized in 2010.
Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $35 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction is expected to close within 90 days.
Disposition of 10% Interest in Sedibelo
In third quarter 2009, we wrote off our investment in the Sedibelo platinum project (“Sedibelo”) and also recorded a provision of approximately $25 million for our remaining obligations related to the project. In April 2010, we entered into an agreement to dispose of our 10% interest in Sedibelo for consideration of $15 million to Platmin Limited. The agreement is subject to certain customary conditions, including a 60 day pre-emptive right held by the Bakgatla-Ba-Kgafela Tribe, owner of the remaining 90% interest. In a separate agreement, we have agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. We expect to realize a gain of approximately $80 million upon closing of these transactions, which is expected by the end of second quarter 2010.
Pueblo Viejo Project Financing Agreement
In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing, for Pueblo Viejo, subject to the project meeting certain completion tests. The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing is divided into two tranches of $775 million and $260 million with tenors of 15 and 12 years, respectively, at attractive rates. Barrick and Goldcorp will each provide a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and will be subject to a carve out for certain political risk events.
MARKET AND OPERATIONAL OVERVIEW
Gold and Copper Prices
Gold and copper prices have a significant impact on our operating earnings and ability to generate cash flows. During the quarter, the gold price traded in a range of $1,045 to $1,162 per ounce, and closed at $1,116 per ounce. Gold prices averaged $1,109 per ounce, a new quarterly average record and a $201 per ounce improvement on the $908 per ounce average in the same prior year period. Gold continued to be influenced by low US dollar interest rates, volatility in the credit and financial markets, particularly sovereign credit concerns, investment demand and the monetary policies put in place by the world’s most prominent central banks. The increased risk of sovereign debt defaults, highlighted by the current situation in Greece, as well as the risk of higher US inflation and US dollar depreciation as a result of large US government deficits could be positive for the price of gold. Gold has historically been viewed as a reliable store of value in times of financial uncertainty and inflation, and has generally been negatively correlated to the US dollar. As a result, investor interest in gold as an asset class has increased greatly, due to its role as a store of value and a de facto global currency.
Gold prices also continue to be influenced by negative long-term trends in global gold mine production and the impact of central bank gold purchases. In first quarter 2010, gold sales by the central banks have not been significant.
Copper prices were volatile in the first quarter of 2010, falling to a low of $2.82 per pound before rising to a 19-month high of $3.57 per pound late in the quarter. The average price in the first quarter was $3.29 per pound and the closing price was $3.55 per pound. Copper’s rise in the latter half of the quarter occurred mainly as a result of continued Chinese demand and increasingly positive sentiment about the prospects for future economic expansion, including increasing prospects for growth in OECD countries. Copper prices should continue to be positively influenced by demand from Asia, a global economic recovery, the impact on copper demand from government stimulus spending on infrastructure projects, availability of scrap metal and production levels of mines and smelters in the future.
Utilizing option collar strategies, we put in place floor protection on approximately 75% of our expected copper production for the remainder of 2010 at an average price of $2.18 per pound and can fully participate in copper price upside on approximately 95% of our expected remaining 2010 copper production to a maximum average price of $3.67 per pound. We also hedged approximately one-third of our expected 2011 production through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.14 per pound.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Silver
At present, silver prices have a significant impact on the overall economics and expected gold total costs for our Pascua-Lama and Pueblo Viejo projects, which are both in construction. Silver prices do not significantly impact current operating earnings and cash flows or gold total cash costs. Silver traded in a range of $14.64 to $18.90 per ounce in the first quarter, averaged $16.93 per ounce and closed the quarter at $17.50 per ounce. During the quarter, silver generally traded in line with movements in the gold price rather than on its own physical supply and demand fundamentals. Silver held by major global ETFs held relatively constant in the quarter, with holdings increasing 1 million ounces since year end 2009 to total 397 million ounces at the end of the first quarter 2010. The physical silver market is currently in surplus and while returning global economic health is expected to help improve industrial demand, the primary influence of prices should continue to be investor demand. Continued uncertainty in the global economy has also resulted in a strong investor appetite for silver.
Currency Exchange Rates
In first quarter 2010, both the Canadian and Australian dollars continued to strengthen against the US dollar, as a result of stronger energy and commodity prices, increases in Australian benchmark interest rates, expectations of an increase in Canadian benchmark interest rates in advance of the United States, and positive economic indicators showing Canada and Australia are likely to lead OECD countries out of the global economic recession. The Australian dollar traded in a range of 0.86 to 0.93 in the quarter, averaging 0.90 and closing at 0.92.
In the first quarter, we recorded gains in earnings of approximately $31 million for Australian dollar hedges (2009: $38 million loss), positively impacting our gold production costs. We recorded a $2 million gain in earnings for Canadian dollar hedges (2009: $7 million loss), primarily impacting corporate administration costs. We are largely hedged for our Australian dollar operations expenditures and Canadian dollar administrative expenditures for the remainder of 2010, and consequently further fluctuations of the US dollar against the Australian and Canadian dollars should not negatively impact our guidance for total cash costs or corporate administrative costs. We also have Chilean peso contracts in place to hedge a portion of our pre-production expenditures at our Pascua-Lama project.
A$ Currency Contracts

	A$:US$ contracts	Effective Hedge	% of Expected
	(A$ millions)	Rate	A$ Exposure[1]

2010[2]	1,053	0.80	94%
2011	1,405	0.77	88%
2012	1,125	0.75	80%
2013	788	0.71	65%

2014	31	0.79	3%

C$ Currency Contracts

	C$:US$ contracts[3]	Effective Hedge	% of Expected
	(C$ millions)	Rate	C$ Exposure[1]

2010[2]	279	0.93	88%

2011	118	0.98	29%

CLP Currency Contracts

	CLP$:US$ contracts	Effective Hedge	% of Expected
	(CLP$ millions)[4]	Rate	CLP$ Exposure[5]

2010[2]	109,525	529	65%
2011	125,720	524	72%

2012	40,900	524	26%

[1]	Includes all forecasted operating, sustainable and eligible project capital expenditures.

[2]	Amounts presented represent contracts for the remaining period of 2010.

[3]	Includes 229 million C$ dollar contracts with a cap and floor of 0.99 and 0.89.

[4]	CLP 165,900 million collar contracts are an economic hedge on pre-production expenditures at our Pascua-Lama project with a cap and floor of 503 and 564 respectively. The CLP exchange rate was 524 at March 31, 2010.

[5]	Includes all forecasted operating, sustainable and forecasted project capital expenditures.
Fuel
The price of crude oil traded in a range of $71 to $84 per barrel, closing at $84 per barrel and averaging $78 per barrel in the quarter, compared to an average of $43 per barrel in the same prior year period.
We directly consume about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we have a fuel hedge position of 4.1 million barrels at an average price of $88 per barrel, which is primarily designated for our Nevada-based mines.
Financial Fuel Hedge Summary

	Barrels[1]	Average	% of Expected
	(thousands)	Price	Exposure

2010[2]	1,844	100	63%
2011	1,237	88	31%
2012	620	70	17%
2013	440	63	12%

	4,141	88

[1]	Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

[2]	Amounts presented represent the remaining position of 2010.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

In first quarter 2010, we recorded hedge losses in earnings of approximately $10 million on our fuel hedge positions (2009: $22 million loss) and expect to record hedge losses of approximately $14 million in the remainder of 2010 based on an assumed average market WTI crude oil price of $84 per barrel.
In first quarter 2010, we recorded hedge gains in earnings of approximately $1 million on our propane hedge positions (2009: $9 million loss) and expect to record hedge gains of approximately $2 million in the remainder of 2010 based on an assumed average market propane price of $1.00 per gallon.
Propane Hedge Summary

	Gallons[1]	Average	% of Expected
	(thousands)	Price	Exposure

2010[1]	9,000	0.83	74%
2011	7,800	1.09	56%

	16,800	0.95

[1]	Amounts presented represent the remaining position of 2010.
In addition, our wholly-owned subsidiary, Barrick Energy, provides a natural hedge against our fuel price exposure and is expected to produce approximately 1.5 million barrels of oil equivalent (“boe”) in 2010, equivalent to about 45% percent of our notional direct fuel requirements. The net contribution from Barrick Energy resulted in a reduction in total cash costs of $5 per gold ounce in first quarter 2010.
US Dollar Interest Rates
Beginning in late 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark rate was kept at this level through the first quarter of 2010. We expect that short-term rates will remain at low levels well into 2010, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.
At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($3.5 billion at March 31, 2010); the mark-to-market value of derivative instruments, the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1 billion at March 31, 2010). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.
Operational Overview

For the three months ended March 31	2010	2009	% Change

Gold
Ore tons mined (000s)	36,931	45,442	(19%)

Waste tons mined (000s)	143,975	119,818	20%

Total tons mined (000s)	180,906	165,260	9%

Ore tons processed (000s)	38,934	45,961	(15%)
Average grade (ozs/ton)	0.063	0.047	34%
Recovery rate	85.3%	82.5%	3%

Gold produced (000s/oz)	2,084	1,755	19%

Copper
Ore tons mined (000s)	10,972	15,333	(28%)
Waste tons mined (000s)	6,567	8,460	(22%)

Total tons mined (000s)	17,539	23,793	(26%)

Ore tons processed (000s)	10,492	15,346	(32%)
Average grade (percent)	0.68	0.59	15%

Copper produced (millions/lbs)	100	95	5%

In first quarter 2010 our gold production increased by 19% over the same prior year period. The increase was primarily due to increase in production at Cortez, Lagunas Norte, Veladero and Buzwagi, partially offset by decrease in production at Goldstrike. We remain on track to meet our production guidance of between 7.6 and 8.0 million ounces of gold in 2010.
In first quarter 2010, total tons mined increased over the prior year period mainly due to increased waste stripping at Cortez Hills prior to its entering production; at Goldstrike due to mine sequencing and at Bald Mountain, which has entered an expansion phase. The increases were partially offset by decreased mining activity at Veladero, Kalgoorlie and Porgera.
In first quarter 2010, ore tons processed decreased by 15% primarily due to fewer tons processed at Cortez, Ruby Hill, Golden Sunlight and Goldstrike. The reduction in ore tons processed did not affect overall production due to higher ore grades processed particularly at Cortez and Veladero.
In first quarter 2010, copper production of 100 million pounds was in line with production levels of first quarter 2009. Our estimated 2010 copper production guidance remains between 340 to 365 million pounds.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach, with producing mines concentrated in three regional business units: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in the newly listed company ABG, which includes our previously held African gold mines and exploration properties. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In first quarter 2010 we have revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of Minesite Exploration and Project Development, RBU costs and Other Expenses (Income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment review to be consistent with the reporting changes, with restatement of comparative information to conform to the current period presentation.
North America
Key Operating Statistics

For the three months ended March 31	2010	2009	% Change

Tons mined (000s)	104,343	89,296	17%
Ore tons processed (000s)	11,375	20,114	(43%)
Average grade (ozs/ton)	0.075	0.044	70%
Gold produced (000’s/oz)	729	735	(1%)
Cost of sales ($ millions)	$374	$360	4%
Total cash costs (per oz)	$519	$498	4%
Segment income ($ millions)	$275	$183	50%
Amortization ($ millions)	$106	$79	34%

Segment EBITDA[1]($ millions)	$381	$262	45%

[1]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 35 of this MD&A.
Segment EBITDA and segment income increased by $119 million and $92 million, respectively, both significantly higher compared to the same prior year period. The increases were primarily as a result of higher realized gold prices, partially offset by slightly higher total cash costs and amortization expense.
Production for the first quarter of 2010 was in line with production levels in the same prior year period with higher production at Cortez, offset by lower production at Goldstrike, Golden Sunlight, Hemlo and Ruby Hill.
Production at Cortez was 183 thousand ounces higher than the same prior year period mainly as a result of the commencement of mining operations at the underground and open pits at Cortez Hills in the first quarter of 2010. At Goldstrike, production for the first quarter of 2010 was 130 thousand ounces lower than the same prior year period, mainly as a result of the planned partial shutdown of the autoclave in the second half of 2009 due to an anticipated decrease in ore suitable for acidic autoclaving, as well as mine sequencing that has resulted in lower grade areas being mined. Golden Sunlight production decreased by 22 thousand ounces as it entered an extended development phase during 2009 and is not expected to produce gold again until 2011. Hemlo’s production was18 thousand ounces lower due to the processing of lower grade ore. Ruby Hill’s production was 18 thousand ounces lower due to fewer ore tons processed and increased waste stripping.
Cost of sales and total cash cost per ounce both increased by 4% compared to the same prior year period, mainly due to an increase in labor and commodity costs, and higher royalties as market gold prices were at higher levels than in 2009.
We continue to expect full year production to be in the range of 2.95 to 3.10 million ounces at total cash costs of $450 to $475 per ounce for the region.
In mid-April, the U.S. District Court issued a decision allowing mining to continue at Cortez Hills subject to completion of a Supplemental Environmental Impact Statement. Barrick anticipates a Record of Decision to be issued by year-end, at which point the operation is expected to revert to its original scope.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America
Key Operating Statistics

For the three months ended March 31	2010	2009	% Change

Gold
Tons mined (000s)	36,794	38,181	(4%)
Ore tons processed (000s)	17,765	17,705	—
Average grade (ozs/ton)	0.045	0.030	50%
Gold produced (000’s/oz)	659	396	66%
Cost of sales ($ millions)	$130	$115	13%
Total cash costs (per oz)	$200	$291	(31%)
Segment Income ($ millions)	$515	$187	175%
Amortization ($ millions)	$48	$30	60%

Segment EBITDA ($ millions)	$563	$217	159%

Copper
Copper produced (millions of lbs)	80	75	7%
Cost of sales ($ millions)	$76	$98	(22%)
Total cash costs (per oz)	$1.05	$1.30	(19%)
Segment Income ($ millions)	$149	$90	66%
Amortization ($ millions)	$19	$19	—

Segment EBITDA ($ millions)	$168	$109	54%

Segment EBITDA and segment income for the South American gold segment increased by $346 million and $328 million, respectively, both significantly higher compared to the same prior year period. The increases were primarily as a result of higher realized gold prices and higher gold production and sales volumes and lower total cash costs.
Gold production in first quarter 2010 was 66% higher than the same prior year period, as Veladero started to access higher grades from both the Amable and Federico pits and also experienced improved operating performance as a result of the start-up of the crusher circuit expansion in the second half of 2009 and the overland conveyor in the first quarter of 2010, respectively. Production at Lagunas Norte increased as a result of the recovery of additional gold from leach pad inventory in first quarter 2010.
Cost of sales applicable to gold increased by 13% in the first quarter of 2010 compared to the same prior year period, primarily due to the higher ounces sold at Veladero and Lagunas Norte. Total cash costs per ounce for the year decreased 31% over the same prior year period, primarily as a result of significantly improved performance at Veladero.
We continue to expect full year gold production to be in the range of 2.11 to 2.25 million ounces at total cash costs of $240 to $270 per ounce for the region.
Segment EBITDA and segment income for the South America copper segment both increased by $59 million, significantly higher compared to the same prior year period. The increases were primarily as a result of higher realized copper prices and lower total cash costs.
Copper production in first quarter 2010 increased slightly compared to the same prior year period, mainly due to the processing of higher ore grades. The 19% decrease in total cash costs per pound was mainly due to lower sulphuric acid prices, which have been fixed for the balance of 2010 through forward purchase agreements.
We continue to expect full year copper production to be in the range of 305 to 325 million pounds at total cash costs of $1.05 to $1.20 per pound for the region.
Australia Pacific
Key Operating Statistics

For the three months ended March 31	2010	2009	% Change

Gold
Tons mined (000s)	29,476	32,253	(9%)
Ore tons processed (000s)	7,753	7,087	9%
Average grade (ozs/ton)	0.075	0.079	(5%)
Gold produced (000s/oz)	512	489	5%
Cost of sales ($ millions)	$310	$285	9%
Total cash costs (per oz)	$598	$610	(2%)
Segment Income ($ millions)	$168	$34	394%
Amortization ($ millions)	$59	$71	(17%)

Segment EBITDA ($ millions)	$227	$105	116%

Copper
Copper produced (millions of lbs)	20	20	—
Cost of sales ($ millions)	$22	$17	29%
Total cash costs (per lb)	$1.06	$1.48	(28%)
Segment Income ($ millions)	$42	$11	282%
Amortization ($ millions)	—	$2	(100%)

Segment EBITDA ($ millions)	$42	$13	223%

Segment EBITDA and segment income for the Australia Pacific gold segment increased by $122 million and $134 million, respectively, both significantly higher than the same prior year period. The increases were primarily as a result of higher realized gold prices and higher gold sales volume and lower total cash costs.
Gold production for the first quarter of 2010 was 5% higher than the same prior year period as a result of increased gold production at Yilgarn South and Kalgoorlie, partially offset by lower production resulting from the divestiture of Henty, which contributed 13 thousand ounces in first quarter 2009.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

At Yilgarn South, higher production was primarily due to an increase in ore tons processed as a result of an ore purchase arrangement with a third party mining company, partially offset by lower throughput due to a mill closure at the Darlot mine in March for infrastructure and process plant repairs. At Kalgoorlie, production increased by 24 thousand ounces, as operations have progressed to higher grade areas of the mine and mill throughput was 10% higher than the same prior year period.
Cost of sales applicable to gold increased $25 million or 9%, reflecting higher ounces sold as well as higher consumables costs due to higher throughput. Higher royalties have also impacted costs, as gold prices traded at higher levels than 2009. These increases to cost of sales were offset by realized gains on our Australian dollar hedges as well as the divestiture of the higher cost Henty mine in the second half of 2009. Total cash costs per ounce were down slightly compared to the prior year period, primarily due to the increase in production.
We continue to expect full year gold production to be in the range of 1.85 to 2.00 million ounces at total cash costs of $600 to $625 per ounce for the region.
Segment EBITDA and segment income for the Australia Pacific copper segment increased by $29 million and $31 million, respectively, both significantly higher than the same prior year period. The increases were primarily as a result of higher realized copper prices and copper sales volumes. In the first quarter of 2009, sales volumes were significantly impacted by shipping delays caused by a cyclone in Queensland, Australia.
Copper production at Osborne was consistent with 2009 production levels. Total cost of sales increased 29% as a result of the significantly higher sales volume compared to the same prior year period. Total cash costs per pound decreased by 28% due to operating and maintenance cost savings initiatives undertaken as the mine nears end of plant life.
We continue to expect full year copper production to be in the range of 35 to 40 million pounds at total cash costs of $1.30 to $1.40 per pound for the region.
African Barrick Gold1
Key Operating Statistics

For the three months ended March 31	2010[2]	2009	% Change

Tons mined (100% basis) (millions)	10,293	4,530	127%
Tons mined (equity basis) (millions)	10,293	4,530	127%
Ore tons processed (100% basis) (millions)	2,041	1,055	93%
Ore tons processed (equity basis) (millions)	2,041	1,055	93%
Averaqe grade (ozs/ton)	0.102	0.138	(26%)
Gold produced (100% basis) (000s/oz)	177	127	39%
Gold produced (equity basis) (000s/oz)	177	127	39%
Cost of sales (100% basis) ($ millions)	$116	$71	63%
Cost of sales (equity basis) ($ millions)	$116	$71	63%
Total cash costs (per oz)	$616	$561	10%
Segment Income (100% basis) ($ millions)	$47	$22	114%
Segment Income (equity basis) ($ millions)	$47	$22	114%
Amortization (100% basis) ($ millions)	$30	$14	114%
Amortization (equity basis) ($ millions)	$30	$14	114%
Segment EBITDA (100% basis) ($ millions)	$77	$36	114%

Seqment EBITDA (equity basis) ($ millions)	$77	$36	114%

[1]	ABG reports its results in IFRS while we report our results under US GAAP. Figures represented in this table are prepared in accordance with US GAAP.

[2]	These amounts represent our equity share of results. The IPO did not have an impact on our operating statistics in first quarter 2010 because the transaction did not close until end of the quarter. The dilution of our ownership interest in ABG to approximately 73.9% will impact our operating statistics from second quarter 2010 onwards.
Segment EBITDA and segment income increased by $41 million and $25 million, respectively, both significantly higher compared to the same prior year period. The increases were primarily as a result of higher realized gold prices and higher production, partially offset by higher total cash costs, and higher amortization expenses as a result of Buzwagi entering production.
Gold production for the first quarter of 2010 increased by 39% compared to the prior year. The increase is primarily due to 51 thousand ounces of production at Buzwagi, which commenced operations in the second quarter of 2009. Bulyanhulu also realized a slight increase in production on higher tons processed, while

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Tulawaka production decreased slightly as mining equipment availability necessitated the processing of lower grade stockpiles.
Cost of sales increased $45 million or 63% in the first quarter of 2010 over the same prior year period. The increase resulted from higher sales volumes due to the commencement of operations at Buzwagi in the second quarter of 2009, resulting in higher total operating costs. Higher royalties have also impacted costs due to the higher production and gold prices. Total cash costs were 10% higher in the current year as a result of higher mining and processing costs at Buzwagi, as well as higher operating costs at North Mara, partially offset by higher copper by-product credits at Bulyanhulu.
We continue to expect full year gold production1 to be in the range of 0.65 to 0.69 million ounces at total cash costs of $500 to $550 per ounce for the region.
Capital Projects
Key Operating Statistics

For the three months ended March 31 (in millions)	2010	2009	% Change

Project expenses[1]	$8	$12	(33)%
Project expense incurred by equity investees[2]	21	30	(30)%

Total project expense	29	42	(31)%

Capital expenditures[3]	273	164	66%
Capital commitments[4]	$1,290	$323	299%

[1]	Amounts presented represent our share of project development expense.

[2]	Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010).

[3]	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (2010: $24 million, 2009: $62 million).

[4]	Capital commitments represent purchase obligations as at March 31, 2010 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.
We spent $29 million in project expenses and $273 million in capital expenditures in first quarter 2010. The majority of project expenses relate to projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010). Capital expenditures are attributable to our Pueblo Viejo and Pascua-Lama projects. We expect project development and capital expenditures to increase significantly over the remaining quarters as activities at our projects ramp up.
Significant Projects
As discussed in the North America operating segment review, the Cortez Hills project in Nevada entered production in February. Cortez Hills came in line with its pre-production capital budget and is the seventh project in five years which Barrick has delivered on time. It also contributes a significant amount of low cost ounces to the Cortez operations. The entire Cortez property is expected to contribute approximately 1.08-1.12 million ounces in 2010 at total cash costs of $295-$315 per ounce.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule and is expected to be in line with its $3.0 billion capital budget (100% basis), with overall construction nearly 20% complete and initial production anticipated in the fourth quarter of 2011. At the end of the first quarter, approximately two-thirds of the capital had been committed and engineering and procurement by major EPCM contractors was over 90% complete. Significant long lead time items such as the autoclaves and oxygen plant are on schedule, site preparation earthworks are essentially complete, and about 57,300 cubic meters of concrete or about 40% of the total have been poured. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $250-$275 per ounce2.
At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering is approximately 95% complete and the project is on track to enter production in the first quarter of 2013. In Chile, the Barriales camp is about 50% complete, the crusher and workshop platforms have been cleared and mobilization of the tunneling contractor is moving ahead with access to the portal established. On the Argentina side, camp modules are being fabricated off site and the early earthworks contractor has mobilized to site. The project remains in line with its pre-production capital budget of $2.8-$3.0 billion with approximately one-third of the capital committed. Average annual gold production is expected to be 750,000-800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce3 assuming a silver price of $12 per ounce. For every $1 per ounce increase in the silver price, total cash costs are expected to decrease by about $35 per ounce over this period.
At the Cerro Casale project in Chile, the selection process is underway for an EPCM contractor to advance basic engineering. Pre-production capital is expected to

[1]	Reflects Barrick’s change of interest from 100% to 73.9% in ABG as of April 1, 2010.

[2]	Based on gold price and oil price assumptions of $950 per ounce and $75 per barrel, respectively.

[3]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $12 per ounce, $950 per ounce and $75 per barrel, respectively.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

be about $4.2 billion (100% basis) and Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first five full years of operation at total cash costs of about $240-$260 per ounce4 assuming a copper price of $2.50 per pound. A $0.25 per pound change in the copper price would result in an approximate $50 per ounce impact on the expected total cash cost per ounce over this period.
At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study on our 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway primarily focused on the potential to utilize natural gas to reduce operating costs. These studies are expected to be completed by mid-2010, at which point the Donlin Creek LLC will file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option. During the quarter, an amendment was executed with the sub-surface owner to eliminate their option to acquire up to a 15% participating operating interest in the project and replace it with a net proceeds royalty equal to 8% of the net proceeds realized by the project.
Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan in which we hold a 37.5% interest. The initial mine development feasibility study is being finalized. Work on the baseline environmental and social impact assessment continues to progress in parallel. Discussions continue with the government to advance the project5.
We hold a 50% interest in Kabanga, which is one of the world’s largest undeveloped nickel sulfide deposits and is located in Tanzania. Xstrata Nickel is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and completion of the feasibility study has been extended through to July 2010 to allow optimization of project engineering and associated capital requirements. Plans for the execution phase are under review to align the project’s development with current market conditions.

[4]	Based on gold price, copper price, and oil price assumptions of $950 per ounce, $2.50 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 525:1.

[5]	Certain media reports have indicated that the Government of Balochistan has threatened to terminate the exploration license for the project. No official notice of any such termination has been received.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIGNIFICANT INCOME AND EXPENSES6
Project Development Expense

For the three months ended March 31 ($ millions)	2010	2009	Comments on significant trends and variances

Mine development	$8	$12	Decrease is primarily due to lower expenses at Pueblo Viejo ($2 million) and Kainantu ($1 million).
Non-capitalizable project costs	10	4	Increase is mainly due to increased spending at Cortez Hills ($5 million) and Goldstrike ($3 million), partially offset by lower activity at Pinson ($2 million).
Other projects	2	8	Decrease mainly reflects management fees paid to us by our partner at Pueblo Viejo ($3 million), plus reduced corporate development expenditures ($2 million)

Total	$20	$24

Amortization and Accretion Expense

For the three months ended March 31 ($ millions)	2010	2009	Comments on significant trends and variances

Gold mines
North America	$106	$79	Higher amortization primarily reflects increased sales volume at Cortez due to Cortez Hills production from February onwards ($33 million) and Hemlo ($7 million), partially offset by lower sales volume at Goldstrike ($12 million).
South America	48	30	Higher amortization primarily reflects additional sales volume from Veladero ($20 million) and Lagunas Norte ($3 million), partially offset by decreased sales volume at Pierina ($5 million).
Australia Pacific	59	71	Lower amortization primarily due to lower amortization at Porgera ($10 million) and the impact of the disposition of Henty ($3 million).
African Barrick Gold	30	14	Higher amortization primarily due to increased sales volume at Buzwagi ($12 million) as it entered production in April 2009 and North Mara ($3 million).
Copper mines
South America	19	19
Australia Pacific	—	2	Amortization is not being recorded at Osborne as it is considered a discontinued operation.
Other	22	32	Decrease primarily due to a reduction in amortization charges at Corporate and Regional Business Units

Amortization total	$284	$247
Accretion	11	14

Total	$295	$261

[6]	The amounts presented in the Review of Significant Income and Expenses tables include the results of discontinued operations.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Significant Operating Expenses

For the three months ended March 31 ($ millions)	2010	2009	Comments on significant trends and variances

Exploration expense	$32	$32
Write-down of investments	—	1
Corporate administration	32	35
Interest income	4	3
Interest costs
Incurred	97	69	Increase primarily due to additional debt issued in Q1 and Q4 2009.
Capitalized	62	67	Decrease primarily due to decreased capitalization at Cortez Hills ($12 million) as it commenced production in February 2010, and Buzwagi ($7 million) which entered production in April 2009 partially offset by increased capitalization at Pueblo Viejo ($8 million).
Interest expensed	35	2	Increase due to higher interest costs incurred due to debt issuances in 2009 and lower amounts eligible for capitalization as a result of Buzwagi and Cortez Hills entering production.
Other expense	102	85	Increase primarily due to increased currency translation losses on working capital balances ($14 million) as well as accrued finance charges on remaining settlement obligation to close out gold sales contracts ($8 million).
Other income	$33	$4	Increase due to a $29 million gain recorded on acquisition of additional 25% interest in Cerro Casale.
Income Taxes
Income tax expense was $322 million in first quarter 2010. The underlying effective tax rate for income in first quarter 2010 was 30%.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
Following the recent earthquake in Chile, the government has announced that it will ask congress to approve a package of certain tax increases. With respect to corporate income taxes, generally a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 has been proposed. A change in the mining royalty regime is also being proposed. As the proposal and its details have not yet been finalized, it is unclear how the changes may impact Barrick.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW
Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at March 31, 2010	As at December 31, 2009

Total cash and cash equivalents	$3,468	$2,564
Non-cash working capital	1,348	1,414
Non-current assets	23,592	22,137
Non-current liabilities excluding debt	2,881	2,827
Debt[1]	6,930	6,919
Total shareholders’ equity	16,119	15,063
Net debt	$3,462	$4,355

Total common shares outstanding (millions of shares)[2]	985	984

Key Financial Ratios:	3.09:1	2.79:1
Current ratio[3]

Net debt-to-equity[4]	0.21:1	0.29:1

[1]	Represents total long-term debt of $6,274 million (December 31, 2009: $6,264 million) excluding fair value adjustments plus remaining settlement obligation to close out gold sales contracts of $656 million (December 31, 2009: $655 million).

[2]	Total common shares outstanding do not include 12,160,414 Stock options. The increase from December 31, 2009 is due to the exercise of stock options.

[3]	Represents current assets divided by current liabilities as at March 31, 2010 and December 31, 2009.

[4]	Represents net debt divided by total shareholders’ equity as at March 31, 2010 and December 31, 2009.
Net Debt Summary

(in $ millions)	As at March 31, 2010	As at December 31, 2009

Long-term debt excluding fair value adjustments[1]	$6,274	$6,264
Settlement obligation to close out gold sales contracts[2]	656	655
Cash and equivalents	(3,468)	(2,564)

Total net debt	$3,462	$4,355

[1]	Represents total long-term debt excluding fair value adjustments.

[2]	Based on the final settlement value of these contracts
Non-cash Working Capital

(in $ millions)	As at March 31, 2010	As at December 31, 2009

Inventories[1]	$2,383	$2,336
Other current assets	235	261
Accounts receivable	281	251
VAT and fuel tax receivables[2]	321	285
Accounts payable and other current liabilities	(1,872)	(1,719)

Non-cash working capital	$1,348	$1,414

[1]	Includes long-term stockpiles of $848 million (December 31, 2009: $796 million).

[2]	Includes long-term VAT and fuel tax receivables of $148 million (December 31, 2009: $124 million).
Non-cash working capital as at March 31, 2010 is in line with the balances at December 31, 2009.
Changes in Net Debt

For the three months ended March 31	2010	2009

Total operating inflows	$1,051	$349

Investing activities
Capital expenditures — minesite sustaining	(185)	(137)
Capital expenditures — minesite expansionary	(22)	(6)
Capital expenditures — projects[1]	(423)	(327)
Acquisitions	(447)	—
Other investing activities	(14)	(16)

Total investing outflows	(1,091)	(486)

Financing activities (excl. debt)
Proceeds from public issuance of common shares by a subsidiary	834	—
Funding from non-controlling interests	94	86
Other financing activities	19	3

Total financing inflows	947	89

Other non-cash movements	(14)	(12)
Net (decrease) increase in net debt	(893)	60
Net debt at beginning of period	4,355	2,889

Net debt at end of period	$3,462	$2,949

[1]	The amounts include capitalized interest of $48 million (2009: $42 million).
Net debt was $3.5 billion, with a debt-to-equity ratio of 0.21:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $224 million repayable in the period 2010 to 2012. The decrease in net debt from the $4.4 billion as at December 31, 2009, is primarily due to the operating cash flows generated in first quarter 2010, as investing outflows were largely offset by financing cash flows.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance Sheet Review
Total assets were $29.5 billion as at March 31, 2010, an increase of $2.4 billion or 9% compared to December 31, 2009. The increase primarily reflects an increase in property, plant and equipment and cash and cash equivalents and the impact of the acquisition of an additional 25% interest in Cerro Casale. Total liabilities remain in line with balances as at December 31, 2009.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding

As at April 15, 2010	No. of shares

Common shares	984,560,624

Stock options	12,160,414

Comprehensive Income
Comprehensive income consists of net income, together with certain other economic gains and losses that collectively are described as “other comprehensive income/loss” or “OCI”, and excluded from the income statement in accordance with US GAAP.
In first quarter 2010, other comprehensive income was $79 million, after tax, mainly including mark to market gains of $129 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates and fuel prices; reclassification adjustments totaling $37 million for hedge gains designated for first quarter 2010 that were transferred to earnings; $12 million in gains on currency translation adjustments for Barrick Energy; and a $3 million unrealized loss on the fair value of investments.
Included in accumulated other comprehensive income at March 31, 2010 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $368 million. The balance primary relates to currency hedge contracts that are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar.
Financial Position
We have maintained a sound financial position throughout the period of market turbulence that has been experienced since late 2008. This is illustrated by our significant cash and working capital balances and our relatively low debt to equity and debt to total capitalization ratios as at March 31, 2010.
Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.
Credit Rating from Major Rating Agencies

At April 15, 2010:

Standard and Poor’s (“S&P”)	A-
Moody’s	Baal

Liquidity
Total cash and cash equivalents at the end of first quarter 2010 were $3.5 billion7. At quarter end, our cash position consisted of a mix of term deposits and treasury bills. We also have a $1.5 billion credit facility available as a source of financing and we may also raise new financing if we undertake any other projects, acquisitions, or for other purposes.
One of our primary sources of liquidity is operating cash flow, and in the first quarter 2010 we generated $1,051 million compared to $349 million in the same prior year period, primarily due to higher realized gold and copper prices and higher gold sales volumes.
The principal uses of our operating cash flows are sustaining capital expenditures, construction activities at capital projects, acquisitions, dividend payments and interest payments. The principal risk factor affecting operating cash flow is market gold prices. At current market gold prices, we expect to continue to generate significant operating cash flows, which can be used to fund our capital expenditures and/or acquisitions, potentially reducing the need for other sources of financing.

[7]	Includes $320 million cash held at ABG, which may not be readily deployed by Barrick. Barrick has extended a $100 million credit facility to ABG under normal commercial terms for a period of six months. If drawn upon, this would further reduce Barrick’s readily deployable cash.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Sources and Uses of Cash
In first quarter 2010, financing activities provided $941 million in cash, principally due to the $834 million in net proceeds from the sale of 25% of ABG. This compares to the $807 million in cash provided by financing activities in first quarter 2009, largely due to net proceeds of $805 million from issuance of long-term debt.
Cash used in investing activities amounted to $1,091 million, primarily due to capital expenditures, including capitalized interest, of $630 million and the $447 million related to the acquisition of an additional 25% interest in Cerro Casale. The following table provides a detailed breakdown of capital expenditures for first quarter 2010 compared to first quarter 2009.
Capital Expenditures1, 2

	For the three
	months ended
	March 31
($ millions)	2010	2009

Capital expenditures — projects

Buzwagi[3]	$—	$37

Pascua-Lama	157	38

Pueblo Viejo	116	89

Cortez Hills	24	62

Sub-total[4]	$297	$226

Capital expenditures attributable to non-controlling interests[5]	78	59

Total project capital expenditures	$375	$285

Minesite expansionary capital expenditures

Golden Sunlight	12	6

Veladero[6]	1	—

Cortez	2	—

Bald Mountain	7	—

Total capital expenditures — minesite expansionary	22	6

Sustaining capital expenditures

North America	$47	$31

South America	37	40

Australia Pacific	57	47

African Barrick Gold	28	14

Other[7]	16	5

Total capital expenditures — minesite sustaining	$185	$137

Capitalized interest	48	42

Total	$630	$470

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.

[3]	Buzwagi entered into production as of May 1, 2009. Capital expenditures from May onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.

[4]	On an accrual basis, our share of project capital expenditures is $400 million including capitalized interest.

[5]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.

[6]	These amounts include capital expenditures related to the development of a new pit at our Veladero mine.

[7]	These amounts include capital expenditures at Barrick Energy.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Instruments
We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our annual consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our annual consolidated financial statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 20 to our annual consolidated financial statements.
Counterparty Risk
Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts, including the liabilities related to our Settlement Obligation to close out gold sales contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of exposure to each counterparty; and
•	Monitoring the financial condition of counterparties.
As of March 31, 2010, we had 24 counterparties to our derivative positions, including the Settlement Obligation to close out gold sales contracts, consisting primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position, four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 21%. For those counterparties in a net liability position, five hold greater than 10% of our mark-to-market liability position, with the largest counterparty holding 20%. Through April 15, 2010, none of the counterparties with which we held outstanding contracts had declared insolvency.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments
As at March 31, 2010

Financial Instrument		Principal/Notional Amount		Associated Risks

			•	Interest rate
Cash and equivalents		$3,468 million	•	Credit

Accounts receivable		$281 million	•	Credit

Available-for-sale securities		$59 million	•	Market

Settlement Obligation to close out gold sales contracts		$655 million	•	Interest rate

Accounts payable		$1,295 million	•	Interest rate

Long-term debt		$6,274 million	•	Interest rate

Restricted share units		$115 million	•	Market

Deferred share units		$7 million	•	Market

C$397 million
A$4,402 million
Derivative instruments — currency contracts		CLP 110,245 million	•	Market/liquidity

			•	Market/liquidity
Derivative instruments — copper contracts		215 million lbs	•	Credit

Derivative instruments — energy contracts	Fuel	4.1 million bbls
	Propane	17 million gallons	•	Market/liquidity
	Natural Gas	0.8 million gigajoules	•	Credit

Derivative instruments — interest rate contracts		Interest rate Swaps $200 million	•	Interest rate credit

			•	Market/liquidity
Non-hedge derivatives		various	•	Credit

Commitments and Contingencies
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects are at an advanced stage, namely Pueblo Viejo and Pascua-Lama at March 31, 2010 (refer to page 18 for further details)

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

				Payments due
	As at March 31, 2010
						2015 and
($ millions)	2010[1]	2011	2012	2013	2014	thereafter	Total

Long-term debt[2]

Repayment of principal	$30	$10	$138	$565	$350	$5106	$6,199

Capital leases	19	14	10	9	3	1	56

Interest	275	359	361	345	320	4,075	5,735

Asset retirement obligations[3]	80	77	56	56	105	1,289	1,663

Operating leases	16	11	2	—	—	—	29

Restricted share units	37	61	18	—	—	—	116

Pension benefits	29	23	23	23	23	111	232

Other post-retirement obligations	3	3	3	3	2	11	25

Derivative liabilities[4]	505	109	179	59	1	—	853

Purchase obligations for supplies and consumables[5]	821	231	128	102	71	191	1,544

Capital commitments[6]	1,145	329	46	8	—	—	1,528

Social development costs	39	9	9	9	6	75	147

Total	$2,999	$1,236	$973	$1,179	$881	$10,859	$18,127

[1]	Represents the obligations and commitments for the remainder of the year.

[2]	Long-term debt and interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2010. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[4]	Derivative liabilities — Amounts presented in the table relate to derivative contracts disclosed under note 15 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase obligations for supplies and consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital commitments-purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments as at March 31, 2010 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.
Litigation and Claims
We are currently subject to litigation including that disclosed in note 21 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales[1]	$2,636	$2,452	$2,096	$2,029	$1,827	$2,110	$1,878	$1,967
Realized price[2] — gold	1,114	1,119	971	931	915	809	874	898
Realized price[2] — copper	3.29	3.44	2.90	3.18	2.93	3.06	3.49	3.65
Cost of sales	1,041	1,013	971	975	955	1,191	1,028	882
Net income/(loss)	758	215	(5,350)	492	371	(468)	254	485
Per share[3] (dollars)	0.77	0.22	(6.07)	0.56	0.42	(0.54)	0.29	0.56
Adjusted net income[4]	741	604	473	431	298	277	404	442
Per share[3] (dollars)	0.75	0.61	0.54	0.49	0.34	0.32	0.46	0.51
EBITDA[5]	1,410	813	(4,933)	954	655	(45)	522	886
Operating cash flow	1,051	(4,300)	911	718	349	439	544	505

Adjusted operating cash flow	$1,051	$921	$911	$718	$349	$439	$544	$505

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	Per our consolidated financial statements.

[3]	Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 36 of this MD&A.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

[5]	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 32 of this MD&A.

[6]	EBITDA is calculated by excluding income tax expense, interest expense, interest income and depreciation and amortization, and is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 35 of this MD&A.

[7]	Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 33 of this MD&A.
Our financial results for the last eight quarters reflect: volatile spot gold and copper prices that impact realized sales price and generally higher gold and copper production costs mainly caused by inflationary pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our gold sales contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax. The negative operating cash flow in the fourth quarter 2009 represents payment on obligation of gold sales contracts of $5.2 billion.
US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided a summary of changes in accounting policies and critical accounting estimates from those applied to the comparable interim period of 2009.
Accounting Changes Implemented in 2010
Amendments to Accounting for Variable Interest Entities (“VIEs”)
In second quarter 2009, the FASB issued an amendment to its guidance on VIEs which makes significant changes to the model for determining which entity should consolidate a VIE and how often this assessment should be performed. Based on our assessment, these changes do not have an impact on the accounting for our existing VIEs. We have updated our financial statement notes to reflect the increased disclosure requirements (note 2b).
Accounting Policy Changes Subsequent to first quarter 2009
This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted subsequent to our first quarter 2009 financial report.
Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The adoption of ASU 2009-05 did not have a significant impact on our financial position in fourth quarter 2009.
Interim Disclosures about Fair Value of Financial Instruments
In April 2009, to enhance the transparency surrounding the treatment of financial instruments, the FASB issued new guidance requiring disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 21 for related disclosures.
Future Accounting Policy Changes
We have not identified any changes in US GAAP that may have a significant impact on our Financial Statements.
Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure. Internal control over financial reporting (ICFR) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.
Disclosure controls and procedures (DC&P) are designed to ensure that other financial and non-GAAP information included in reports such as this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented. The Company’s DC&P are intended to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this MD&A is being prepared.
Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of controls is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures embedded in the ICFR and DC&P frameworks may change.
Changes were announced in forth quarter 2009 as a result of the intra-Company organizational review. Further organizational changes occurred as a result of the reorganization of ABG in first quarter 2010. It is reasonable to conclude that these organizational changes have impacted the internal control over financial reporting and disclosure frameworks.
Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure frameworks and may make modifications from time to time as considered necessary or desirable.
International Financial Reporting Standards (IFRS)
We are in the process of converting our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 will require the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to an IFRS basis.
The following chart provides a summary of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Activities	Timing	Current Status
Financial Statement Preparation:
•   Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions
•   Quantify key differences between IFRS and the Company’s application of US GAAP
•   Revise Accounting Policy Manual
•   Prepare IFRS consolidated financial statements including first-time adoption reconciliations

•   Quantification of impact of key differences on opening balance sheet in Q2 2010
•   Revised Accounting Policy Manual in place by January 1, 2011
•   Skeleton IFRS consolidated financial statements to be prepared for senior management approval in Q3 2010
•   Audit Committee review of the skeleton consolidated financial statements in Q4 2010

•   Finalization of key accounting policy differences completed in Q4 2009
•   Senior management approval and audit committee review of accounting/policy changes and IFRS 1 elections obtained in Q4 2009
•   Development of Accounting Policy Manual is in progress
•   Development of draft consolidated financial statements and first-time adoption reconciliations in progress
•   Quantification of opening balance sheet in progress

Training: • Provide technical training to key finance and accounting personnel in each of our RBUs • Provide specialized training to selected employees involved with the conversion to IFRS	• Ongoing training to key personnel as needed
•   Technical training provided to key personnel in each of our RBUs in Q4 2009
•   Specific training provided to selected groups involved with the IFRS conversion in Q4 2009 and Q1 2010
•   Further training is planned for 2010

Business Activities: • Identify conversion impacts on financial covenants, executive compensation and contracts • Assess impact on budgeting and long-range plans • Identify impact on taxation
•   Financial covenant, executive compensation and contract analysis to be completed by Q3 2010
•   Budgeting and long-range planning impact to be completed by Q4 2010
•   Taxation analysis to be completed in Q2 2010
• Financial covenant and contract analysis is underway • Identification of taxation impacts is in progress

Financial Information Systems:
•   Identify changes required to financial information systems and implement solutions
•   Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)
• Necessary changes to financial information systems implemented by transition date • Solution for capturing financial information under US GAAP and IFRS in Q1 2010
•   Necessary changes to general ledger and financial information systems are in progress
•   IFRS reporting application has been implemented to enable the capturing of consolidated financial information under both US GAAP and IFRS

Control Environment:
•   Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) throughout the IFRS project
•   Design and implement new IFRS processes and controls
• Incremental controls to be developed in Q2 2010 for the review of IFRS comparative financial information • Redesigned business process standards and controls to be in place by Q1 2011
•   Completed impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls
•   Business processes are being assessed and redesigned (as needed) as the project progresses

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised IFRS accounting standards in relation to joint ventures, provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. Our conversion team monitors and evaluates IFRS accounting developments and updates our conversion plan as necessary. In addition, we monitor other activities of the International Accounting Standards Board (“IASB”). At present, we are monitoring the issue of accounting for production phase stripping costs, which the International Financial Reporting Interpretations Committee (“IFRIC”) has recently decided to add to their agenda. Subsequent to various discussions, IFRIC has agreed that stripping activities that benefit future periods meet the definition of an asset and as a result, can be considered for capitalization. The rationale for this is that by incurring costs to remove waste, an entity creates benefit through improved access to the mineral body. An ore body cleared of waste is more valuable than one where no waste has been removed and as a result, access to reserves become easier and less costly. IFRIC is expected to present a draft interpretation in May 2010 which we will continue to monitor.
Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves increase	Amortization
	(decrease)[1]	increase (decrease)
For the three months ended March 31	(millions oz’s/lbs)	$ millions

Gold
North America[2]	5.7	$(4)
Australia Pacific	1.6	1
African Barrick Gold	(0.8)	—
South America	0.8	1

Total Gold	7.3	$(2)

Copper
Australia Pacific	30	$—
South America	308	1

Total Copper	338	$1

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2009 and are in millions of contained ounces/pounds.

[2]	The increase in reserves attributable to North America is due additional reserves across various sites, most notably Bald Mountain, Cortez and Hemlo.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios.
Accounting for Goodwill and Tangible Asset Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test on goodwill or long-lived tangible assets include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
The most significant factors impacting the outcome of impairment tests are market gold and copper prices; discount rates; and market multiple assumptions used in the estimation of the value of reporting units. An adverse change in any one or a combination of these factors could lead to the recognition of impairment charges in future periods. The mines most likely to be affected by an adverse change in these factors include Darlot, Plutonic and Kanowna gold mines in Australia. Individual mines have a finite reserve life. Consequently mines with a short remaining reserve life are generally at greater risk of incurring a goodwill impairment charge. Based on our most recent life of mine plans, Pierina, Tulawaka, Plutonic and Storm have remaining reserve lives of four years or less.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying amount of the assets attributable to these mines, as at March 31, 2010 is illustrated in the following table:
Carrying amounts of assets
($ millions)

As at March 31, 2010	Long Lived Assets	Goodwill

Kanowna	$211	$234
Plutonic	90	25
Darlot	65	29
Pierina	29	43
Tulawaka	15	14
Storm	22	4

Total	$432	$349

Each quarter, we also monitor our projects for potential triggering events indicating that the carrying amounts of assets are not recoverable. We have not identified any triggering events in first quarter 2010. We continue to progress feasibility and optimization work on all of these projects.
The carrying amount of the assets attributable to our more significant early stage projects as at March 31, 2010 is illustrated in the table below.
Carrying amounts of assets
($ millions)

As at March 31, 2010

Cerro Casale (100% basis)	$1,809
Reko Diq	151
Donlin Creek	77

Total	$2,037

NON-GAAP FINANCIAL PERFORMANCE MEASURES8
Adjusted Net Income (Adjusted Net Income per Share)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income:
•	Elimination of gold sales contracts

•	Effect of tax rate changes

•	Impairment charges related to goodwill, property, plant and equipment, and investments;

•	Gains/losses on acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs; and

•	Unrealized gains/losses on non-hedge derivative instruments
Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.
As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

[8]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted Net Income

	For the three Months ended
	March 31
($ millions, except per share amounts in dollars)	2010	2009

Net income	$758	$371
Elimination of gold sales contracts	—	—
Effect of tax rate changes	—	—
Impairment charges related to goodwill, property, plant and equipment, and investments	—	2
Gains on acquisitions/dispositions[1]	(26)	—
Foreign currency translation (gains)/losses[2]	13	(78)
Non-recurring restructuring costs	—	—
Unrealized (gains)/losses on non-hedge derivative instruments	(4)	3

Adjusted net income	$741	$298

Net income per share[3]	0.77	0.42

Adjusted net income per share[3]	$0.75	$0.34

[1]	Includes gains recorded on the Cerro Casale acquisition of $23 million. Refer to page 11 of this MD&A for further information.

[2]	Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

[3]	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.
Adjusted Operating Cash Flow
Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of “elimination of gold sales contracts.”
Management uses this measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts is an activity that is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.
Adjusted operating cash flow is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.
Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow

	For the three months ended
	March 31
($ millions)	2010	2009

Operating cash flow	$1,051	349
Elimination of gold sales contracts	—	—

Adjusted operating cash flow	$1,051	349

Total Cash Costs per ounce and Net Cash Costs per ounce
Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Hence, we have removed such costs from our cash costs measurements. Many mining companies record the unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies. We believe that removing these unrealized gains/losses provides investors and analysts with a measure of our costs of production that is more comparable to the measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from our total cash costs and net cash costs measures.
We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest.
Consequently, for the Tulawaka mine currently and ABG starting in second quarter 2010, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash costs and net cash costs statistics only reflect our equity share of the production.
We also provide a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.
Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	For the three months ended March 31
	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2010	2009	2010	2009

Cost of sales	$928	$821	$76	$98
Cost of sales applicable to discontinued operations	2	10	22	17
Cost of sales applicable to non-controlling interests’	(3)	(3)	—	—
Unrealized non-hedge gains/(losses) on currency and commodity contracts	—	4	—	—
Impact of Barrick Energy	(11)	(1)	—	—

Total cash costs	$916	$831	$98	$115

Ounces/pounds sold — consolidated basis (000s ounces/millions pounds)	2,077	1,720	93	86
Ounces/pounds sold[1] — non-controlling interest (000s ounces)	(4)	(6)	—	—

Ounces/pounds sold — equity basis (000s ounces/millions pounds)	2,073	1,714	93	86

Total cash costs per ounce/per pound	$442	$484	$1.05	$1.32

[1]	Relates to our partner’s 30% interest in Tulawaka.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Costs per ounce

	For the three months ended March 31
($ millions, except per ounce/pound data in dollars)	2010	2009

Ounces gold sold — equity basis (000s)	2,073	1,714
Total cash costs per ounce — equity basis	$442	$484

Revenues from copper sales	$246	$212
Revenues from copper sales of discontinued operations	65	35
Unrealized non-hedge gold/copper derivative (gains) losses	(4)	12
Unrealized mark-to-market provisional price adjustments	(1)	(6)

Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	$306	$253

Copper cost of sales per consolidated statement of income	76	98
Copper cost of sales from discontinued operations	22	17
Copper credits	$208	$138
Copper credits per ounce	100	80

Net cash costs per ounce	$342	$404

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net income:
•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation and amortization.
Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.
We also present “Adjusted EBITDA” as a non-GAAP measure, which removes the effect of “Elimination of gold sales contracts”. The elimination of gold sales contract is an activity that is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.
The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	For the three months ended March 31
($ millions, except per share amounts in dollars)	2010	2009

Net Income	$758	$371
Income tax expense	337	38
Interest expense	35	2
Interest income	(4)	(3)
Depreciation and amortization	284	247
EBITDA	$1,410	$655
Elimination of gold sales contracts	—	—
Adjusted EBITDA	$1,410	$655
Reported as:
Gold
North America	$381	$262
South America	563	217
Australia Pacific	227	105
African Barrick Gold	77	36
Copper
South America	168	109
Australia Pacific	42	13
Capital Projects	(2)	(34)
Barrick Energy	9	(1)
Other	(55)	(52)

Total	$1,410	$655

Realized Prices
Realized price is a non-GAAP financial measure which excludes from sales:
•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•	Export duties.
This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/per pound

	For the three months ended March 31
	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2010	2009	2010	2009

Sales	$2,291	$1,552	$246	$212
Sales attributable to discontinued operations	10	17	65	35
Sales applicable to non-controlling interests	(6)	(6)	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	—	(4)	12
Unrealized mark-to-market provisional price adjustments	—	—	(1)	(6)

Export duties	15	4	—	—

Sales — as adjusted	$2,310	$1,567	$306	$253

Ounces/pounds sold (000s ounces/millions pounds)	2,073	1,714	93	86

Realized gold/copper price per ounce/pound	$1,114	$915	$3.29	$2.93

Net Cash Margin
Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.
Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.
Reconciliation of net cash margin per ounce

	For the three months ended March 31
(per ounce data in dollars)	2010	2009

Realized gold price per ounce	$1,114	$915
Total cash costs per ounce	442	484

Total cash margin per ounce	$672	$431
Copper credit per ounce[1]	100	80

Net cash margin per ounce	$772	$511

[1]	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 35.

BARRICK FIRST QUARTER 2010	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars, except per share data) (Unaudited)	March 31,
	2010	2009

Sales (notes 4 and 5)	$2,561	$1,775

Costs and expenses
Cost of sales (notes 4 and 6)[1]	1,017	928
Amortization and accretion (notes 4 and 14B)	295	255
Corporate administration	32	35
Exploration (note 7)	32	30
Project development expense (note 7)	20	24
Other expense (note 8A)	102	72

	1,498	1,344

Interest income	4	3
Interest expense (note 15B)	(35)	(2)
Other income (note 8C)	33	4
Write-down of investments (note 8B)	—	(1)

	2	4

Income from continuing operations before income taxes and other items	1,065	435
Income tax expense (note 9)	(322)	(37)
Loss from equity investees (note 12)	(20)	(28)

Income from continuing operations before non-controlling interests	723	370
Income from discontinued operations	35	3

Income before non-controlling interests	758	373
Non-controlling interests (note 20)	—	(2)

Net income	$758	$371

Earnings per share data (note 10)
Income from continuing operations
Basic	$0.73	$0.42
Diluted	$0.73	$0.42

Income from discontinued operations
Basic	$0.04	$—
Diluted	$0.03	$—

Net income
Basic	$0.77	$0.42
Diluted	$0.76	$0.42

[1]	Exclusive of amortization.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2010	2009

OPERATING ACTIVITIES
Net income	$758	$371
Amortization and accretion (notes 4 and 14B)	295	255
Impairment charges and write-down of investments (note 8B)	—	1
Income tax expense (note 9)	322	37
Income taxes paid	(101)	(100)
Net proceeds tax	(72)	(18)
Increase in inventory	(50)	(76)
Gain on sale/acquisition of long-lived assets (note 8C)	(33)	(2)
Income from discontinued operations	(35)	(3)
Operating cash flows of discontinued operations	(3)	3
Other items (note 11A)	(30)	(119)

Net cash provided by operating activities	1,051	349

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(630)	(466)
Sales proceeds	5	3
Acquisitions (note 3)	(447)	—
Investments
Purchases	(1)	(2)
Investing cash flows of discontinued operations	—	(4)
Other investing activities (note 11B)	(18)	(17)

Net cash used in investing activities	(1,091)	(486)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	5	10
Proceeds from public issuance of common shares by a subsidiary (note 3C)	834	—
Long-term debt
Proceeds	—	805
Repayments	(6)	(87)
Funding from non-controlling interests	94	86
Financing cash flows of discontinued operations	—	—
Other financing activities (note 11C)	14	(7)

Net cash provided by financing activities	941	807

Effect of exchange rate changes on cash and equivalents	3	(3)

Net increase in cash and equivalents	904	667
Cash and equivalents at beginning of period (note 15A)	2,564	1,437

Cash and equivalents at end of period (note 15A)	$3,468	$2,104

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	As at March 31,	As at December 31,
	2010	2009

ASSETS
Current assets
Cash and equivalents (note 15A)	$3,468	$2,564
Accounts receivable	281	251
Inventories (note 13)	1,535	1,540
Other current assets	585	524
Assets of discontinued operations	62	59

	5,931	4,938

Non-current assets
Equity in investees (note 12A)	271	1,136
Other investments (note 12B)	90	92
Property, plant and equipment (note 14)	15,347	13,125
Goodwill	5,197	5,197
Intangible assets	71	66
Deferred income tax assets	930	949
Other assets	1,648	1,531
Assets of discontinued operations	38	41

Total assets	$29,523	$27,075

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,295	1,221
Short-term debt	48	54
Other current liabilities	555	475
Liabilities of discontinued operations	22	23

	1,920	1,773

Non-current liabilities
Long-term debt (note 15B)	6,296	6,281
Asset retirement obligations	1,132	1,122
Deferred income tax liabilities	1,225	1,184
Other liabilities (note 17)	1,156	1,145
Liabilities of discontinued operations	23	23

Total liabilities	11,752	11,528

Equity
Capital stock (note 18)	17,396	17,390
Additional paid-in capital	213	—
Deficit	(1,624)	(2,382)
Accumulated other comprehensive income (note 19)	134	55

Total shareholders’ equity	16,119	15,063
Non-controlling interests (note 20)	1,652	484

Total equity	17,771	15,547

Contingencies and commitments (notes 14 and 21)

Total liabilities and equity	$29,523	$27,075

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity

Barrick Gold Corporation For the three months ended March 31 (in millions of United States dollars) (Unaudited)	2010	2009

Common shares (number in thousands)
At January 1	984,328	872,739
Issued on exercise of stock options	191	221
Issued on redemption of exchangeable shares (note 18B)	—	267

At March 31	984,519	873,227

Common shares
At January 1	$17,390	$13,372
Issued on exercise of stock options	5	11
Recognition of stock option expense	1	4

At March 31	17,396	13,387

Additional paid-in capital
At January 1	—	—
Recognized on initial public offering of African Barrick Gold (note 3C)	213	—

At March 31	213	—

Retained earnings (deficit)
At January 1	(2,382)	2,261
Net income	758	371

At March 31	(1,624)	2,632

Accumulated other comprehensive income (loss) (note 19)	134	(468)
Total shareholders’ equity	16,119	15,551

Non-controlling interests (note 20)
At January 1	484	182
Net income attributable to non-controlling interests	—	2
Funding from non-controlling interests	94	85
Other increase (decrease) in non-controlling interests	1,074	—

At March 31	1,652	269

Total equity at March 31	$17,771	$15,820

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2010	2009

Net income	$758	$371
Other comprehensive income (loss), net of tax (note 19)	79	(112)

Comprehensive income	$837	$259

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2010	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling and Euros, respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in three regional business units: North America, South America, and Australia Pacific. We also hold an approximate 75% equity interest in the newly listed company African Barrick Gold plc (“ABG”), which includes our previously held African gold mines and exploration properties. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Accounting Changes Implemented in 2010
Variable Interest Entities (“VIEs”)
As a result of the recently issued FASB guidance, effective first quarter 2010, we have reassessed our VIEs and determined that these changes do not have an impact on our accounting treatments. We have also increased our disclosures.
For all incorporated entities in which we hold a less than 100% ownership interest, we assess them to determine if they are VIEs. If they are determined to be VIEs, we assess who is the primary beneficiary based on who has the power to direct matters that most significantly impact the activities of the VIE and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the activities of VIEs include, but are not limited to, approval of budgets and programs, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we have shared power with unrelated parties over matters that most significantly impact the activities of the VIE, we use the equity method of accounting to report their results (note 12). For all VIEs, our risk is limited to our investment in the entity.
The following table illustrates our economic interest in and the accounting method used for our VIEs.

	Economic Interest
	at March 31, 2010	Method
Pueblo Viejo Project[1]	60%	Consolidation
Donlin Creek Project	50%	Equity Method
Cerro Casale Project[2]	75%	Consolidation
Reko Diq Project[3]	37.5%	Equity Method
Kabanga Project	50%	Equity Method

[1]	In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing the cost of project activities. At March 31, 2009, the consolidated carrying amount (100%) of the Pueblo Viejo project was $1,569 million (December 31, 2009: $1,321 million) (note 14A).

[2]	On March 31, 2010, we obtained control over the Cerro Casale project by acquiring an additional 25% interest, which raised our ownership interest to 75%. As a result, we began to consolidate 100% of its operating results, cash flows and net assets prospectively from March 31, 2010. We previously had shared control over Cerro Casale and therefore used the equity method of accounting. At March 31, 2010, the consolidated carrying amount (100%) of the Cerro Casale project was $1,801 million (note 14A) (December 31, 2009: $861 million) (note 12).

[3]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
C Use of Estimates
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to value beyond proven and probable (“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

reserve estimates on amortization expense for the three months ended March 31, 2010 was a decrease of $1 million (2009: $8 million decrease). The effect of transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended March 31, 2010 was $nil (2009: $nil).
Asset Retirement Obligations (“AROs”)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. In the three month period ended March 31, 2010, we recorded a $3 million increase (2009: $3 million increase) for changes in estimates of the AROs at various properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
3 > ACQUISITIONS AND DIVESTITURES

For the three months ended Mar. 31	2010	2009

Cash paid on acquisition[1]
Cerro Casale	$454	$—

	454	—
Less: cash acquired	(7)	—

	$447	$—

Cash proceeds on divestiture[1]
IPO of African gold mining operations[2]	$834	$—

	$834	$—

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.

[2]	There was no change in control as a result of the IPO of African Barrick Gold, and consequently the net proceeds received were recorded as a financing cash inflow on the consolidated statement of cash flows.
A Disposition of Sedibelo
In April 2010, we entered into an agreement to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) for consideration of $15 million to Platmin Limited. The agreement is subject to certain customary conditions, including a 60 day pre-emptive right held by the Bakgatla-Ba-Kgafela Tribe, owner of the remaining 90% interest in Sedibelo. In a separate agreement, we have agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. These transactions are expected to close by the end of second quarter 2010.
B Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $35 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction is expected to close within 90 days.
C IPO of African Gold Mining Operations
On February 17, 2010, our Board of Directors approved a plan to create African Barrick Gold plc (“ABG”) and to offer about 25% of its equity in an initial public offering (“IPO”) on the London Stock Exchange. ABG holds Barrick’s previously held African gold mines and exploration properties. On March 24, 2010, the initial public offering for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. The net proceeds from the IPO of approximately $834 million were paid to Barrick. In April 2010, the over-allotment option was partially exercised representing a 1.1% dilution of our interest in ABG, resulting in reduction of Barrick’s holding in ABG to 73.9%.
As Barrick has retained a controlling financial interest in ABG, we will continue to consolidate ABG and account for the disposition of 25% as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value have been recorded as paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.
D Acquisition of Additional 25% Interest in Cerro Casale
On February 17, 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million. In addition, a $20 million contingent obligation was eliminated, which was payable by Kinross to Barrick on a construction decision. On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale thereby increasing our interest in the project to 75% and obtaining control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010. The acquisition of the additional 25% interest has been accounted for as an acquisition of assets within a Variable Interest Entity (“VIE”) and no goodwill was

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

recognized. As a result of becoming the primary beneficiary of the VIE, we have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $23 million. In addition, a 25% non-controlling interest has been recorded based on the outside shareholders’ share of the fair value of net assets. The principal areas outstanding are the valuation of the water rights and the determination of deferred tax effects of the purchase price allocation, which will be finalized in 2010.
Total Costs to Allocate

Purchase cost (25% interest)	$455
Purchase price adjustment	(1)
Less: cash acquired	(7)

Cash consideration paid	447
Equity method investment	879
Non-controlling interest	454

Subtotal	1,780

Fair value of net assets	1,809

Gain on acquisition	$29

Preliminary Allocation of Fair Values to Cerro
Casale’s Net Assets (100% basis)

Current assets	$1
Water rights	6
VAT receivables	11
Mining interest	1,801

Total assets	1,819

Current liabilities	10

Net assets acquired	$1,809

E Acquisition of Tusker Gold Limited
On February 8, 2010, Barrick entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis on which Barrick or one of its subsidiaries would make a takeover bid for Tusker for aggregate net consideration of approximately $75 million. On March 24, 2010, BUK Holdco Limited (“BUK”), a subsidiary of African Barrick Gold plc (“ABG”), made an off market take over bid for Tusker by issuing a bidder’s statement to Tusker shareholders. On April 20, 2010, BUK declared the bid free from all conditions. The offer period expired on April 27, 2010. As of the current date, BUK had received acceptances on behalf of more than 99% of Tusker’s outstanding common shares. On April 21, 2010, prior to the expiry of the offer period, BUK commenced a compulsory acquisition for the remaining Tusker common shares that were not tendered to the bid. BUK expects to complete the compulsory acquisition by early June. Tusker holds the other 49% interest in ABG’s Nyanzaga joint venture in Tanzania, as well as certain other exploration interests in Tanzania. Upon completion of the takeover bid and the compulsory acquisition, ABG will hold 100% of the Nyanzaga joint venture.
F Acquisition of 70% Interest in El Morro
On October 11, 2009, we entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010 Xstrata notified Barrick that it was terminating its agreement with Barrick. The Company has filed an action in the Ontario Superior Court of Justice against New Gold and Goldcorp, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised. Barrick does not accept the termination by Xstrata and has brought a motion to add Xstrata as a party to the litigation and seeking to compel Xstrata to complete the sale to Barrick, as well as certain other remedies.

G Discontinued Operations
Results of Discontinued Operations

For the three months ended Mar.31	2010	2009

Gold sales
Osborne	$10	$4
Henty	—	13

Copper sales
Osborne	65	35

	$75	$52

Income (loss) before tax
Osborne	50	6
Henty	—	(2)

	$50	$4

Osborne
Due to the short remaining economic life, in December 2009 we committed to a plan to dispose of our Osborne mine in our Australia Pacific regional business unit. We expect to have a sale agreement finalized in second quarter 2010. Osborne meets the criteria of an asset held for sale, and accordingly, the results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets. In fourth quarter 2008, Osborne’s property, plant and equipment was impaired and written down to salvage value. As such, amortization was recorded only on additions made during 2009 and, therefore, the classification of Osborne as an asset held for sale did not have a significant impact on amortization expense.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Henty
On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for consideration of $4 million cash, adjusted for the benefit of production from July 1, 2009 and Bendigo shares with a value of $2 million on closing. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recorded on the sale and recognized in income from discontinued operations in 2009. The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets.
4 > SEGMENT INFORMATION
In first quarter 2010 we have revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of Exploration and Project Development, RBU Costs and Other Expenses (Income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment disclosure to be consistent with the reporting changes, with restatement of comparative information to conform to the current period presentation.
Income Statement Information

For the three months ended		Cost of	Exploration & Project		Other Expenses		Segment
March 31, 2010	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	Income (Loss)[2]

Gold
North America	$800	$374	$21	$9	$15	$106	$275
South America	717	130	5	8	11	48	515
Australia Pacific	563	308	13	11	12	59	160
African Barrick Gold	211	116	2	7	9	30	47
Copper
South America	246	76	—	—	2	19	149
Capital Projects[3]	—	—	24	1	(23)	—	(2)
Barrick Energy	24	13	—	1	1	10	(1)

	$2,561	$1,017	$65	$37	$27	$272	$1,143

Income Statement Information

For the three months ended		Cost of	Exploration & Project		Other Expenses		Segment
March 31, 2009	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	Income (Loss)[2]

Gold
North America	$670	$360	$13	$9	$26	$79	$183
South America	356	115	6	6	12	30	187
Australia Pacific	412	275	13	9	7	67	41
African Barrick Gold	114	71	1	7	(1)	14	22
Copper
South America	212	98	1	—	4	19	90
Capital Projects[3]	—	—	37	1	(4)	1	(35)
Barrick Energy	11	9	—	2	1	7	(8)

	$1,775	$928	$71	$34	$45	$217	$480

[1]	Other expenses include accretion expense. For the three months ended March 31, 2010, accretion expense was $11 million (2009: $14 million). See note 14 for further details.

[2]	We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.

[3]	Segment loss for the Capital Projects segment includes project development expense and losses rom capital projects held through equity investees, see notes 7 and 12 for further details. For the three months ended March 31, 2010, Capital Projects other expenses (income) includes a $29 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 3D).

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the three months ended March 31	2010	2009

Segment income	$1,143	$480
Amortization of corporate assets	(12)	(24)
Exploration	(1)	(1)
Other project expenses	(7)	(12)
Corporate administration	(32)	(35)
Other expense	(16)	(3)
Interest income	4	3
Interest expense	(35)	(2)
Write-down of investments	—	(1)
Loss from capital projects held through equity investees	21	30

Income before income taxes and other items	$1,065	$435

Asset Information

		Segment capital
		expenditures[1]
For the three months ended March 31	2010	2009

Gold
North America	$100	$117
South America	29	33
Australia Pacific	48	34
African Barrick Gold	24	14
Copper
South America	5	3
Capital Projects	467	311
Barrick Energy	15	3

Segment total	688	515
Other items not allocated to segments	2	2

Enterprise total	$690	$517

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2010, cash expenditures were $630 million (2009: $466 million) and the increase in accrued expenditures were $60 million (2009: $51 million increase).
5 > REVENUE

	For the three months ended March 31

	2010	2009

Gold bullion sales[1,2]
Spot market sales	$2,246	$1,524
Concentrate sales[3]	45	28

	2,291	1,552

Copper sales[1,4]
Copper cathode sales	245	212
Copper concentrate	1	—

	246	212
Oil and gas sales	24	11

	$2,561	$1,775

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 15E and 19).

[2]	Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended March 31, 2010: $9 million gain (2009: $14 million gain).

[3]	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: For the three months ended March 31, 2010: $nil (2009: $1 million gain).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended March 31, 2010: $9 million gain (2009: $15 million loss). Sales also include gains and losses on embedded derivatives in copper smelting contracts: For the three months ended March 31, 2010: $1 million gain (2009: $6 million gain).
Provisional Copper and Gold Sales
We had the following revenues before treatment and refining charges subject to final price adjustments:

At March 31	2010	2009

Copper	$112	$65
Gold	14	9

The final price adjustments realized were as follows:

	For the three months ended March 31
Gain (loss)	2010	2009

Copper	$—	$12
Gold	—	—

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended March 31	2010	2009	2010	2009	2010	2009

Cost of goods sold[1]	$871	$782	$77	$98	$8	$7
Unrealized (gains) losses on non-hedge contracts	—	(4)	—	—	—	—
By-product revenues	(32)	(13)	(1)	—	—	—
Royalty expense	70	45	—	—	5	2
Mining production taxes	19	11	—	—	—	—

	$928	$821	$76	$98	$13	$9

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $2 million for the three months ended March 31, 2010 (2009: $nil). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $272 million in the three months ended March 31, 2010 (2009: $217 million).
7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	For the three months ended
		March 31
	2010	2009

Exploration:
Minesite exploration	$10	$9
Projects	22	21

	$32	$30

Project development expense:
Sedibelo	1	2
Pueblo Viejo[1]	—	1
Pascua-Lama	2	3
Kainantu	1	2
Pinson	—	2
Other	5	6

	9	16

Other project expenses[2]	11	8

	$20	$24

[1]	We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement.

[2]	Includes corporate development, research and development, and other corporate projects.
8 > OTHER CHARGES
A Other Expense

For the three months ended March 31	2010	2009

Regional business unit costs[1]	$37	$34
Currency translation losses[2]	21	7
Finance charges[3]	8	—
Community development costs[4]	5	4
Environmental costs	3	6
World Gold Council fees	4	4
Non-hedge derivative losses	7	3
Pension and other post-retirement benefit expense	1	2
Severance costs	—	1
Other items	16	11

	$102	$72

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts attributable to currency translation losses on working capital balances.

[3]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

[4]	Amounts mainly related to community programs and other related expenses in Peru.
B Impairment Charges

For the three months ended March 31	2010	2009

Write-down of investments (note 12)	$—	$1

	$—	$1

C Other Income

For the three months ended March 31	2010	2009

Gains on sale of assets	$4	$2
Gain on acquisition of assets[1]	29	—
Royalty income	—	1
Other	—	1

	$33	$4

[1]	Relates to a $29 million gain recorded on gaining control of Cerro Casale following the acquisition of an additional 25% interest (note 3D).

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > INCOME TAX EXPENSE

	For the three months
	ended March 31
	2010	2009

Current	$299	$99
Deferred	23	(62)

	$322	$37

Actual effective tax rate	30%	9%
Impact of net currency translation gains/(losses) on deferred tax balances	—	4%
Canadian Functional Currency Election	—	16%

Estimated effective tax rate on ordinary income	30%	29%

The primary reasons why our effective income tax rate on ordinary income differs from the 31% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.
Canadian Functional Currency Election
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
Decrease to Unrecognized Tax Benefits
In first quarter 2010, we made payments of $2 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $3 to $5 million related primarily to the expected settlement of income tax and mining tax assessments.
We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.
10 > EARNINGS PER SHARE

For the three months ended March 31
($ millions, except shares in millions and per share amounts in dollars)	2010		2009
	Basic	Diluted	Basic	Diluted

Income from continuing operations	$723	$723	$368	$368
Plus: interest on convertible debentures	—	1	—	—

Income available to common shareholders and after assumed conversions	723	724	368	368
Income from discontinued operations	35	35	3	3

Net income	$758	$759	$371	$371

Weighted average shares outstanding	984	984	873	873
Effect of dilutive securities
Stock options	—	3	—	3
Convertible debentures	—	9	—	9

	984	996	873	885

Earnings per share
Income from continuing operations	$0.73	$0.73	$0.42	$0.42
Net income	$0.77	$0.76	$0.42	$0.42

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW — OTHER ITEMS
A Operating Cash Flows — Other Items

For the three months ended March 31	2010	2009

Adjustments for non-cash income statement items:
Currency translation losses (note 8A)	$21	$7
Amortization of discount/premium on debt securities	(2)	(2)
Stock option expense	1	4
Loss from equity in investees (note 12)	20	28
Losses on write-down of inventory (note 13)	2	—
Non-controlling interests (note 20)	—	2
Net change in current operating assets and liabilities, excluding inventory	(61)	(152)
Settlement of AROs	(11)	(6)

Other net operating activities	$(30)	$(119)

Operating cash flow includes payments for:
Cash interest paid	$48	$44

B Investing Cash Flows — Other Items

For the three months ended March 31	2010	2009

Funding for equity investees (note 12)	$(18)	$(16)
Other	—	(1)

Other net investing activities	$(18)	$(17)

C Financing Cash Flows — Other Items

For the three months ended March 31	2010	2009

Financing fees on long-term debt	$—	$(5)
Derivative settlements	14	(2)

Other net financing activities	$14	$(7)

12 > EQUITY IN INVESTEES AND OTHER INVESTMENTS
A Equity Method Investment Continuity

	Highland	Atacama[1]	Cerro Casale	Donlin Creek	Kabanga	Total

At January 1, 2010	$41	$157	$861	$75	$2	$1,136
Equity pick-up (loss) from equity investees	1	(10)	(6)	(4)	(1)	(20)
Capitalized interest	—	2	12	2	—	16
Funding	—	2	12	4	—	18
Other[2]	—	—	(879)	—	—	(879)

At March 31, 2010	$42	$151	$—	$77	$1	$271

Publicly traded	Yes	No	No	No	No

[1]	Represents our investment in Reko Diq.

[2]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3D for further details.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Other Investments

	At Mar. 31, 2010	At Dec.31, 2009

Available-for-sale securities	$59	$61
Other investments	31	31

	$90	$92

	At Mar. 31, 2010		At Dec.31, 2009
		Gains		Gains
	Fair[1]	(losses)	Fair	(losses)
	Value	in OCI	value	in OCI
Available-for-sale Securities
Securities in an unrealized gain position
Equity securities	$48	$25	$54	$27
Benefit plans[2]
Fixed-income	—	—	1	—
Equity	6	—	5	—

	54	25	60	27

Securities in an unrealized loss position
Other equity securities[3]	5	(1)	1	—

	59	24	61	27

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[4]	31	n/a	31	n/a

	$90	$24	$92	$27

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	The long-term loan receivable is measured at amortized cost.
Impairment Charges

For the three months ended Mar. 31	2010	2009

Impairment charges	$—	$1

13 > INVENTORIES

	Gold		Copper
	At Mar. 31	At Dec.31	At Mar. 31	At Dec.31
	2010	2009	2010	2009

Raw materials
Ore in stockpiles	$1,073	$1,052	$84	$77
Ore on leach pads	188	215	172	172
Mine operating supplies	499	488	20	19
Work in process	242	215	4	5
Finished products
Gold doré	70	69	—	—
Copper cathode	—	—	14	4
Gold concentrate	17	20	—	—

	2,089	2,059	294	277
Non-current ore in stockpiles[1]	(724)	(679)	(124)	(117)

	$1,365	$1,380	$170	$160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

For the three months ended Mar. 31	2010	2009

Inventory impairment charges	$2	$—

Purchase Commitments
At March 31, 2010, we had purchase obligations for supplies and consumables of approximately $1,544 million.
14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Mar. 31, 2010	Dec.31, 2009

Exploration projects and other land positions
PNG land positions	$189	$187
Other	22	22
Value beyond proven and probable reserves at producing mines	409	423
Capital Projects
Pascua-Lama	1,295	1,081
Pueblo Viejo[2]	1,569	1,321
Sedibelo	14	9
Cerro Casale[1,2]	1,801	—
Punta Colorado Wind Farm	115	115

	$5,414	$3,158

[1]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3D for further details.

[2]	Amounts presented are on a 100% basis and include our partner’s non-controlling interest.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Amortization and Accretion

For the three months ended Mar.31	2010	2009

Amortization	$284	$241
Accretion	11	14

	$295	$255

C Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,290 million at March 31, 2010 for construction activities at our capital projects.
15 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.
A Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.
B Long-Term Debt

Interest Costs

For the three months ended Mar.31	2010	2009

Incurred	$97	$69
Capitalized	(62)	(67)

Interest expensed	$35	$2

For the three months ended March 31, 2010, Pascua-Lama, Pueblo Viejo, Donlin Creek, Reko Diq, Cerro Casale, PNG land positions, Kabanga, Golden Sunlight and Punta Colorado Wind Farm qualified for interest capitalization. Cortez Hills qualified for capitalization until February 1, 2010, when it went into production.
Fixed Rate Notes
We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

• Sales	• Prices of gold, copper, oil and natural gas

• Cost of sales

• Consumption of diesel fuel, propane, natural gas, and electricity	• Prices of diesel fuel, propane, natural gas, and electricity

• Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR

• By-product credits	• Prices of silver and copper

• Corporate and regional administration, exploration and business development costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

• Capital expenditures

• Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR and PGK

• Consumption of steel	• Price of steel

• Interest earned on cash and equivalents	• US dollar interest rates

• Interest paid on fixed-rate debt	• US dollar interest rates
The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Other Use of Derivative Instruments
We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.
We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.2 million and 0.5 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the quarter with an average outstanding notional of 0.04 million ounces. During the quarter, we wrote copper call options averaging 6.3 million pounds, and purchased other net long copper positions averaging 0.5 million pounds.
As a result of these activities, we recorded realized gains in revenue of $9 million on gold contracts and unrealized losses of $1 million on copper contracts in the quarter. There are 19 million pounds of outstanding purchased copper call options and no outstanding gold positions at March 31, 2010.
E Summary of Derivatives at March 31, 2010

								Fair
		Notional Amount by Term to			Accounting Classification by			value
		Maturity			Notional Amount			(USD)
	Within 1	2 to 3	4 to 5		Cash flow	Fair value	Non-
	year	years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Net receive-fixed swap positions (millions)	$(50)	$—	$300	$250	$—	$200	$50	$(3)

Currency contracts
A$:US$ contracts (A$ millions)	1,417	2,377	624	4,418	4,402	—	16	$411
C$:US$ contracts (C$ millions)	312	85	—	397	397	—	—	19
CLP:US$ contracts (CLP millions) [1]	138,585	137,560	—	276,145	110,245	—	165,900	4
EUR:US$ contracts (EUR millions)	25	10	—	35	35	—	—	(1)
PGK:US$ contracts (PGK millions)	42	—	—	42	42	—	—	—

Commodity contracts
Copper collar sell contracts (millions of pounds)	225	69	—	294	215	—	79	$(32)
Copper net sold call contracts (millions of pounds)	60	—	—	60	—	—	60	(28)
Diesel contracts (thousands of barrels)[2]	2,161	1,581	320	4,062	4,062	—	—	13
Propane contracts (millions of gallons)	11	6	—	17	17	—	—	3
Natural gas contracts (thousands of gigajoules)	827	—	—	827	827	—	—	1
Electricity contracts (thousands of megawatt hours)	31	27	—	58	—	—	58	(1)

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.

[2]	Diesel commodity contracts represent a combination of WTI and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

	Asset Derivatives					Liability Derivatives
	At Mar. 31, 2010		At Dec. 31, 2009		At Mar. 31, 2010		At Dec. 31, 2009
	Balance Sheet		Balance Sheet		Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value

Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	Other assets	$—	Other liabilities	$—	Other liabilities	$—
Currency contracts	Other assets	$439	Other assets	$374	Other liabilities	$9	Other liabilities	$9
Commodity contracts	Other assets	76	Other assets	53	Other liabilities	126	Other liabilities	131

Total derivatives classified as hedging instruments		$516		$427		$135		$140

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	Other assets	$1	Other liabilities	$5	Other liabilities	$7
Currency contracts	Other assets	18	Other assets	15	Other liabilities	15	Other liabilities	9
Commodity contracts	Other assets	49	Other assets	61	Other liabilities	43	Other liabilities	43

Total derivatives not designated as hedging instruments		$68		$77		$63		$59

Total derivatives		$584		$504		$198		$199

US Dollar Interest Rate Contracts
Fair Value Contracts
During the quarter, we entered into $200 million receive-fixed swap positions to hedge changes in the fair value of a portion of our long-term fixed-rate debt. Changes in the fair value of the swaps are recorded in interest expense and are netted against the interest expense of our debt. Prospective and retrospective hedge effectiveness is assessed using the dollar-offset method. The prospective test involves comparing the change in the fair value of both the derivative and the hedge notional of the debenture caused by stressing the current market benchmark rate. The retrospective test involves comparing the effect of historic changes in the benchmark rate since hedge inception on the fair value of both the hedging instrument and the hedged item, and ineffectiveness is naturally recognized in interest income/expense when a mismatch occurs in the fair value change of the derivative and the hedged notional of the debenture.
Non-Hedge Contracts
We have a $50 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. We also have a $100 million US dollar receive-fixed interest rate swap outstanding that is used to economically hedge US dollar interest rate risk on our outstanding cash balance. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
During the quarter, currency contracts totaling A$315 million, C$92 million, GBP 560 million, PGK 42 million, and CLP 90,245 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the year. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.
Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$223 million, A$110 million, and CLP 21,240 million of collar contracts, we have concluded that the hedges are 100% effective because the critical terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$19 million, A$55 million, EUR 35 million and CLP 34,500 million hedge effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.
Non-hedge Contracts
We concluded that CLP 165,900 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. Changes in the fair value of the non-hedge CLP contracts are recorded in current period other expense. In the quarter, we recorded an unrealized loss of $4 million on the outstanding CLP collar contracts. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.
Commodity Contracts
Diesel/Propane/Electricity/Natural Gas
Cash Flow Hedges
During the quarter, we entered into 169 thousand barrels of MOPS forwards, 180 thousand barrels of WTB forwards, 180 thousand barrels of JET forwards, and 8 million gallons of propane forwards designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.
Non-hedge Contracts
Non-hedge electricity contracts of 58 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.
Copper
Cash Flow Hedges
Copper collar contracts totaling 215 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $2.58/lb and $3.83/lb, respectively.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non-Hedge Contracts
During the quarter, we de-designated 24 million pounds of collar sell contracts that were hedging future copper sales at our Zaldivar mine. With the exposure still expected to occur, we crystallized the related $11 million of losses in OCI. When combined with the collar sell contracts that were de-designated in 2009, we have 79 million pounds of sell contracts that we continue to hold as non-hedge contracts. The remaining crystallized losses of $33 million will be released from OCI and recorded in copper revenue throughout the remainder of 2010 when the originally designated sales occur. The

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

contracts contain purchased put and sold call options with an average strike of $2.05/lb and $3.04/lb, respectively.
During the quarter, we purchased 26 million call options at an average strike of $3.18/lb and sold 53 million call options at an average strike of $3.90/lb for a net premium of $3 million. Premiums paid have been recorded as a reduction of current period revenue. The options mature evenly throughout 2010.
These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.
Non-hedge Gains (Losses)

Three month period ended Mar. 31	2010	2009	Income statement classification

Risk Management Activities
Commodity contracts
Copper	$9	$(15)	Revenue
Fuel	—	2	Cost of sales

Currency contracts	(5)	(3)	Cost of sales/corporate administration/other
			income/expense/ income tax expense
Interest rate contracts	2	(3)	Interest income/expense

	6	(19)

Other Use of Derivative Instruments
Commodity contracts
Gold	9	14	Revenue
Copper	(1)	1	Revenue

	8	15

Other Gains (Losses)
Hedge ineffectiveness	4	—	Cost of sales/revenue/other income
Amounts excluded from effectiveness test	(1)	—	Other income/expense

	$17	$(4)

Cash Flow Hedge Gains (Losses) in OCI

							Interest
	Commodity price hedges			Currency hedges			rate hedges
				Operating	Administration/	Capital	Long-term
	Gold/Silver	Copper	Fuel	costs	Other costs[2]	expenditures	debt	Total

At Dec. 31, 2009	$3	$(72)	$(4)	$315	$19	$45	$(30)	$276
Effective portion of change in fair value of hedging instruments	—	—	11	72	31	15	—	129
Transfers to earnings:
On recording hedged items in earnings	(1)	8	9	(31)	(23)	—	1	(37)

At Mar. 31, 2010	$2	$(64)	$16	$356	$27	$60	$(29)	$368

Hedge gains/losses	Gold	Copper	Cost of	Cost of	Administration/		Interest
classified within	sales	sales	sales	sales	Other expense	Amortization	expense

Portion of hedge gain (loss) expected to affect 2010 earnings[1]	$1	$(61)	$(10)	$103	$13	$—	$(3)	$43

[1]	Based on the fair value of hedge contracts at March 31, 2010.

[2]	Includes GBP gains of $5 million on operating activities and $14 million on financing activities.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) at March 31

							Amount of gain (loss)
Derivatives in				Amount of gain (loss)		Location of gain (loss)	recognized in income
cash flow	Amount of Gain		Location of gain (loss)	transferred from OCI		recognized in income (Ineffective	(Ineffective portion and
hedging	(loss) recognized in		transferred from OCI into income	into income		portion and amount excluded	amount excluded from
relationships	OCI		(Effective portion)	(Effective portion)		from effectiveness testing)	effectiveness testing)
	2010	2009		2010	2009		2010	2009

Interest rate contracts	$—	$—	Interest income/expense	$(1)	$(1)	Interest income/expense	$—	$ —

Foreign exchange contracts	118	(18)	Cost of sales/corporate administration/amortization	54	(46)	Cost of sales/corporate administration/Other income	3	—

Commodity contracts	11	(85)	Revenue/cost of sales	(16)	82	Revenue/cost of sales	—	—

Total	$129	$(103)		$37	$35		$3	$ —

Fair Value Hedge Gains (Losses) at March 31

	Location of gain (loss)	Amount of gain (loss)
	recognized in income on	recognized in income on
Derivatives in fair value hedging relationships	derivative	derivative
		2010	2009
Interest rate contracts	Interest income/expense	$1	$—
16 > FAIR VALUE MEASUREMENTS
A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements at March 31, 2010

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash equivalents	$2,675	$—	$—	$2,675
Available-for-sale securities	59	—	—	59
Receivables from provisional copper and gold sales	—	116	—	116
Derivative Instruments	—	386	—	386
Settlement obligation to close out gold sales contracts	—	(655)	—	(655)

	$2,734	$(153)	$—	$2,581

B Fair Values of Financial Instruments

	At March 31, 2010		At December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$3,468	$3,468	$2,564	$2,564
Accounts receivable [1]	281	281	251	251
Available-for-sale securities[2]	59	59	61	61
Derivative assets	584	584	504	504

	$4,392	$4,392	$3,380	$3,380

Financial liabilities
Accounts payable [1]	$1,295	$1,295	$1,221	$1,221
Long-term debt[3]	6,344	6,749	6,335	6,723
Derivative liabilities	198	198	199	199
Settlement obligation to close out gold sales contracts	655	655	647	647
Restricted share units[4]	115	115	124	124
Deferred share units[4]	7	7	6	6

	$8,614	$9,019	$8,532	$8,920

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

[2]	Recorded at fair value. Quoted market prices are used to determine fair value.

[3]	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

[4]	Recorded at fair value based on our period-end closing market share price.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > OTHER NON-CURRENT LIABILITIES

	At Mar. 31, 2010	At Dec. 31, 2009

Deposit on silver sale agreement	$188	$196
Settlement obligation to close out gold sales contracts	655	647
Pension benefits	95	96
Other post-retirement benefits	25	26
Derivative liabilities	42	19
Restricted share units	79	91
Other	72	70

	$1,156	$1,145

18 > CAPITAL STOCK
A Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 984,518,812 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.
19 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

For the three months ended Mar. 31	2010	2009

Accumulated OCI at Jan. 1
Cash flow hedge gains (losses), net of tax of $81, $89	$195	$(124)
Investments, net of tax of $3, $nil	24	(2)
Currency translation adjustments, net of tax of $nil, $nil	(141)	(197)
Pension plans and other post-retirement benefits, net of tax of $14, $19	(23)	(33)

	$55	$(356)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	129	(103)
Changes in fair value of investments	(3)	5
Currency translation adjustments[1]	12	(9)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings on recording hedged items in earnings	(37)	(35)
Investments:
Other than temporary impairment charges	—	1

Other comprehensive income (loss), before tax	101	(141)
Income tax recovery (expense) related to OCI	(22)	29

Other comprehensive income (loss), net of tax	$79	$(112)

Accumulated OCI at Mar. 31
Cash flow hedge gains (losses), net of tax of $104, $119	264	(232)
Investments, net of tax of $2, $1	22	3
Currency translation adjustments, net of tax of $nil, $nil	(129)	(206)
Pension plans and other post-retirement benefits, net of tax of $14, $19	(23)	(33)

	$134	$(468)

[1]	Represents currency translation adjustments for Barrick Energy.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > NON-CONTROLLING INTERESTS

	Pueblo Viejo project	African Barrick Gold[1]	Cerro Casale[2]	Total

At January 1, 2010	$462	$22	$—	$484
Cash contributed	94	—	—	94
Increase (decrease) in non-controlling interest	(1)	621	454	1,074

At March 31, 2010	$555	$643	$454	$1,652

[1]	Represents non-controlling interest in African Barrick Gold. Refer to note 3C. The balance at January 1, 2010 includes the non-controlling interest of 30% in our Tulawaka mine.

[2]	Represents non-controlling interest in Cerro Casale. Refer to note 3D.
21 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Cortez Hills Complaint
On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.
On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.
In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.
Marinduque Complaint
Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9%

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome. On March 2, 2007, after the amalgamation of Placer Dome and Barrick Gold Corporation, the Court granted the Province’s motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens. On January 16, 2008, the Court denied the Province’s motion for reconsideration of the order of dismissal.
The Province subsequently appealed to the U.S. Court of Appeals for the Ninth Circuit. On September 29, 2009, the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper. Barrick has filed a petition with the U.S. Supreme Court seeking review of the Ninth Circuit’s decision.
On March 17, 2010, the District Court entered an order of remand to Nevada state court. On March 26, 2010, the Province filed a motion requesting a pre-trial conference in the Nevada state court, which the Company has opposed. On April 8, 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and a motion to stay all other proceedings in that court pending a ruling on the motion to dismiss. Those motions are currently pending.
The Company will continue to challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.
In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick. PDI opposed this motion. The motion has been briefed and is currently pending.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Perilla Complaint
On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. No court date has been set for the hearing of this matter. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pueblo Viejo
In April, 2010, Pueblo Viejo Dominicana Corporation (PVDC) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and six individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.
22 > SUBSEQUENT EVENTS
We examined all significant transactions from our quarter-end close date of March 31, 2010 up to and including the date the financial statements were available to be issued and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

BARRICK FIRST QUARTER 2010	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free throughout North America: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com
SHARES LISTED
ABX — The New York Stock Exchange
The Toronto Stock Exchange
INVESTOR CONTACT
Deni Nicoski
Vice President, Investor Relations
Tel: (416) 307-7410
Email: dnicoski@barrick.com
TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Canada M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com
BNY MELLON SHAREOWNER SERVICES
480 Washington Blvd. — 27th Floor
Jersey City, NJ 07310
Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com
MEDIA CONTACT
Vincent Borg
Executive Vice President, Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this First Quarter Report 2010, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.